82-78

Domtar

1. Domtar Inc. First Quarter 2002


02034398

"The new strength of paper, you'll find it with your personal printer."





Highlights

- As a result of a $45 million provision ($30 million net of income taxes) related to the closure of the St. Catharines, Ontario, paper mill, announced in March, net loss of $11 million or $0.05 per common share.
- Net earnings (excluding the $45 million provision) of $19 million or $0.08 per common share, despite:
  - 9% decrease in selling prices compared to the first quarter of 2001; and
  - market-related downtime resulting in a curtailment of paper production by 38,000 tons.
- Operating profit of $32 million or $77 million when excluding the $45 million provision.

Recent developments

- Acquisition-related synergies reached an annualized run rate of US$26 million, on track to achieve US$65 million target by December 2002.
- Announcement of closure of St. Catharines mill in Ontario and a paper machine in Nekoosa, Wisconsin, reducing Domtar's total uncoated freesheet manufacturing capacity by 80,000 tons.
- Announcement of price increases effective in April 2002: US$40/ton for copy and offset papers, and US$30/tonne for hardwood pulp.
- Achievement of Forest Stewardship Council (FSC) certification of manufacturing processes at Cornwall mill.

Domtar is the third largest producer of uncoated freesheet paper in North America and the fourth largest in the world. It is also a leading manufacturer of business papers, printing and publishing papers, and specialty and technical papers. Domtar manages 22 million acres of forest land in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

For further information

Investor relations
Christian Dubé
Senior Vice-President
and Chief Financial Officer
Tel.: (514) 848-5511
Fax: (514) 848-5638

Jean-Sébastien Vanbrugghe
Manager, Investor Relations
Tel.: (514) 848-5469
Fax: (514) 848-5638
Email: ir@domtar.com

Communications
William George
Vice-President,
Communications &
Government Relations
Tel.: (514) 848-5103
Fax: (514) 848-6878

Head Office
395 de Maisonneuve Blvd. West
Montréal, Québec H3A 1L6
Tel.: (514) 848-5400
Internet: www.domtar.com

Brokerage firms that follow Domtar:

Bank of New York
CIBC Capital Markets
Equity Research Associates
Goldman Sachs
J.P. Morgan
Merrill Lynch
Morgan Stanley Dean Witter
National Bank Financial
Nesbitt Burns
Raymond James
RBC Capital Markets
Research Capital Corp.
Salomon Smith Barney Inc.
Scotia Capital Markets
TD Securities Inc.
UBS Warburg
Valeurs mobilières Desjardins


ALFRED PELLAN
ALFRED PELLAN

Dear Shareholder,

Our efforts to generate synergies following our recent acquisition in the United States have begun to show tangible results during the first quarter. We are pleased with this performance even if our operating results were affected by a decrease in selling prices for most of our products and by the special expenses stemming from the closing of our mill in St. Catharines, Ontario, announced in March.

This closing, along with that of one paper machine in Nekoosa, Wisconsin, does not hinder our commitments to our ongoing improvement programs. We will therefore continue to work toward achieving US$65 million worth of synergies by the end of 2002, as well as to meeting our objective of increasing profitability by $100 million through our Quality and Profitability Program by the end of 2003. All such savings will serve to strengthen our balance sheet, thus enabling us to continue offering our shareholders superior returns. We look to the future with determination and confidence in our ability to maintain Domtar among the ranks of companies that create value for their shareholders on a sustained basis.

With its broad range of top-quality products, Domtar will continue, day after day, to create value for its products and services so as to better meet the ever-changing needs of the market. If you look around you, everywhere there's paper, you'll notice that Domtar is there too.

Raymond Royer
President and Chief Executive Officer

MD&A

The Management's Discussion and Analysis (MD&A) contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).

Our Business

Business Profile

Domtar's reporting segments correspond to the following four business activities: Papers, Paper Merchants, Wood and Packaging. For the year ended December 31, 2001, our consolidated net sales were $4.4 billion, including the net sales from the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 (the Acquisition). If the Acquisition had occurred on January 1, 2001, our pro forma consolidated net sales would have been $5.5 billion.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual production capacity of approximately 2.7 million tons, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located, and approximately 82% of our paper sales are generated, in the United States. Uncoated and coated freesheet paper, our principal products, are used for business, printing and publishing, and technical and specialty applications. The following chart illustrates our principal paper products and our annual production capacity:

Categories	Business Papers		Printing and Publishing Papers			Technical and Specialty Papers
Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet
Grades	Copy	Premium imaging	Offset Business converting	Lightweight Opaques Text and cover	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Capacity*	As at March 31, 2002: 2,700,000 tons					
	700,000 tons (26%)	200,000 tons (7%)	500,000 tons (19%)	535,000 tons (20%)	400,000 tons (15%)	365,000 tons (13%)

* The allocation of production capacity may vary from year to year in order to take advantage of market conditions. The production capacity reflects the announcement we made on March 27, 2002 to close three paper machines: two in St. Catharines, Ontario and one in Nekoosa, Wisconsin resulting in the reduction of 50,000 tons of paper manufacturing capacity at St. Catharines and 30,000 tons at Nekoosa. Some of the papers manufactured in St. Catharines will be re-deployed to Domtar facilities in Espanola, Ottawa-Hull and Wisconsin, while others will be discontinued. St. Catharines will cease operations at the end of September 2002.

We sell paper principally through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. Sales are made also to a variety of customers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. Our net market pulp position is approximately 630,000 tons. Our Papers business is our most important segment and represented approximately 60% of our consolidated net sales during the first quarter of 2002.

Paper Merchants

Our Paper Merchants business involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by us as well as by other manufacturers. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Québec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large client base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented approximately 22% of our consolidated net sales during the first quarter of 2002.

Wood

Our Wood business is composed of the manufacture and distribution of lumber and wood-based value-added products as well as the management of forest resources. We are one of the largest producers of wood products in eastern Canada, with 14 sawmills and two re-manufacturing facilities, with an annual capacity of 1.2 billion board feet. We seek to maximize the utilization of forestlands for which we are responsible through efficient management and by following sustainable forest management practices so that the forestlands provide a continuous supply of wood for future needs. Our Wood business represented approximately 8% of our consolidated net sales during the first quarter of 2002.

Packaging

Our Packaging business is comprised of our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage Norampac and its debt is non-recourse to us. As required by Canadian GAAP, we account for our 50% interest in Norampac by the proportionate consolidation method. Norampac's network of 26 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills that have a combined annual capacity of approximately 1.6 million tons. Our Packaging business accounted for approximately 10% of our consolidated net sales during the first quarter of 2002.

First Quarter 2002 vs First Quarter 2001 Overview

Financial Highlights

(In millions of Canadian dollars, except per share amounts)

	Three months ended March 31	
	2002	2001[1]
	$	$
Net sales	1,328	954
EBITDA	142	138
Operating profit	32	78
Net earnings (loss)	(11)	21
Net earnings (loss) per share (basic)	(0.05)	0.11
Net sales allocation by segment (%):		
Papers	60	45
Paper Merchants	22	33
Wood	8	9
Packaging	10	13
Total	100	100
Selling price index (%)	91	100

Net Sales of $1.3 Billion

Net sales for the first quarter of 2002 totaled $1,328 million, up $374 million (or 39%) from net sales of $954 million in the first quarter of 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the first quarter of 2002 would have amounted to $901 million, a $53 million decrease compared to net sales of $954 million in the first quarter of 2001. This decrease was mainly due to lower transaction prices for all of our businesses except for Wood. Overall, the first quarter of 2002 pricing is at 91% of our selling price index, compared to 100% during the corresponding period of 2001. (See Sensitivity Analysis.) Net sales were also favorably impacted by a stronger U.S. dollar, net of costs related to our hedging program.

Operating Profit of $32 Million (or $77 Million Excluding Closure Costs of the St. Catharines Mill)

On March 27, 2002, we announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, planned to occur at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill. Due to the non-recurring nature of this charge and in order to facilitate relevant period to period comparisons, results are disclosed herein both on a before and after one-time charge basis.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, is a result of an ongoing study since its acquisition, and, in accordance with Canadian Institute of Chartered Accountants (CICA) recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the first quarter of 2002 earnings.

Cost of sales increased by $315 million (or 42%) in the first quarter of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills and our share of Norampac's recent acquisitions, partially offset by lower purchased fiber and energy costs.

Selling, general and administrative (SG&A) expenses increased by $24 million (or 42%) in the first quarter of 2002 compared to the same period of 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills and our share of Norampac's recent acquisitions.

As a result of the factors mentioned above, EBITDA (earnings before financing expenses, income taxes and amortization) for the first quarter of 2002 amounted to $142 million (or $173 million excluding closure costs) compared to $138 million in the first quarter of 2001 and operating profit for the first

[1] Figures have been restated following the application of amended accounting recommendations that are described in "Accounting Changes".

quarter of 2002 amounted to $32 million (or $77 million excluding closure costs) compared to $78 million for the corresponding quarter of 2001.

Net Loss of $11 Million (or Net Earnings of $19 Million Excluding Closure Costs)

The net loss for the first quarter of 2002 amounted to $11 million ($0.05 per common share) compared to net earnings of $21 million ($0.11 per common share) for the same quarter in 2001. Excluding the closure costs of $45 million (or $30 million net of income taxes) described above, the first quarter 2002 net earnings would have amounted to $19 million ($0.08 per common share). The first quarter 2002 results were negatively impacted by the factors mentioned above and by an increase in financing expenses related to the additional indebtedness we incurred in relation to the Acquisition.

Papers

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	790	427
Operating profit (millions of Canadian dollars)	18	74
Operating profit excluding closure costs (millions of Canadian dollars)	63	74
Shipments:		
Paper ('000 ST)	656	335
Pulp ('000 ADST)	180	79
Shipment paper product offering (%):		
Copy and offset grades	55	41
Uncoated printing & publishing and premium imaging grades	19	22
Coated printing & publishing grades	12	26
Technical & specialty grades	14	11
Total	100	100
Benchmark nominal prices [1]:		
Copy 20 lb sheets (US$/ton)	760	868
Offset 50 lb rolls (US$/ton)	675	770
Coated publication, No.3, 60 lb, rolls (US$/ton)	820	930
Pulp NBSK (US$/tonne)	480	680

Sales, Shipments and Operating Profit

Net sales in our Papers business, representing 60% of consolidated net sales in the first quarter of 2002, amounted to $790 million, an increase of $363 million (or 85%) compared to the first quarter of 2001. This increase was primarily due to the inclusion of net sales of the Acquired Mills, partially offset by the effect of significant decreases in transaction prices for both paper and pulp.

Operating profit in the Papers business amounted to $18 million in the first quarter of 2002. Excluding the $45 million provision related to closure costs of the St. Catharines mill, operating profit amounted to $63 million, an $11 million decrease (or 15%) compared to $74 million in the first quarter of 2001. This $11 million decrease was primarily due to lower prices for both paper and pulp, partially offset by the inclusion of operating profit of the Acquired Mills, by lower purchased fiber and energy costs, by the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program, as well as by the realization of Acquisition-related synergies.

Pricing Environment

Our average transaction prices in the first quarter of 2002 for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated printing and publishing papers) decreased by

1 Source: Pulp & Paper Week.

US$78/ton compared to the prices experienced in the first quarter of 2001. Effective April 1, 2002, we announced a US$40/ton price increase for copy and offset grades.

Our weighted average transaction price for all our coated printing & publishing papers in the first quarter of 2002 decreased by US$53/ton compared to the corresponding quarter of 2001.

Market pulp conditions deteriorated throughout 2001 and continued to be difficult into the first quarter of 2002, despite efforts made by certain major Canadian producers to curtail production in order to reduce inventory levels. In the first quarter of 2002, our Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices were lower by an average of US$186/tonne compared to the same quarter in 2001.

Production Efficiency

In the Papers business, our efforts to improve competitiveness continued. The Woodland mill completed its first Kaïzen continuous improvement workshop in March and the Ashdown mill completed its first workshop in early April. Additional Kaïzen workshops as well as the introduction of statistical process controls are scheduled at the Acquired Mills throughout the year and we expect to achieve further production efficiencies.

In the first quarter of 2002, we took market-related downtime, allowing us to curtail production by 38,000 tons of paper, representing approximately 5% of our first quarter 2002 production capacity. In addition, during the first quarter of 2002, we slowed back production of pulp by 18,000 tons. This reflects our commitment to adjust production to our customers' needs.

A quality improvement project was completed in September 2001 on one of our two paper machines at the Windsor mill. Due to certain start-up issues, we operated at slower rates in order to maintain the high quality of our products. We have identified solutions that will allow the mill to attain higher efficiency and productivity and are implementing corrective actions.

In addition, our Cornwall mill achieved certification of manufacturing processes under Forest Stewardship Council (FSC) standards.

During the first quarter of 2002, we continued to focus our efforts on achieving synergies related to the Acquisition. As at March 2002, we reached a run rate of US$26 million and we are committed to meeting our objective of achieving an annualized run rate of US$65 million by the end of 2002.

Paper Merchants

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	299	318
Operating profit (millions of Canadian dollars)	7	5

Sales and Operating Profit

Net sales in the Paper Merchants business, representing 22% of consolidated net sales in the first quarter of 2002, amounted to $299 million, a decrease of $19 million (or 6%) compared to the corresponding period of 2001. Although increased volumes and market share gains were achieved across North America, lower selling prices and decreased demand for web offset papers led to the sales dollar reduction.

Operating profit in the Paper Merchants business of $7 million resulted in an operating margin of 2.2% in the first quarter of 2002 compared to operating profit of $5 million and operating margin of 1.6% in the corresponding period of 2001. This was achieved due to improved gross margins from a better sales mix and further reductions in SG&A spending. Synergies from the newly organized North American Paper Merchants Group also contributed to improving operating margins.

Wood

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	104	87
Operating loss (millions of Canadian dollars)	(10)	(20)
Shipments (millions of FBM)	224	227
Shipments product offering (%):		
Random lengths	46	40
Studs	33	36
Value-added	15	16
Industrial	6	8
Total	100	100
Benchmark nominal prices [1]:		
Lumber 2x4x8 (US$/MFBM)	356	298

Sales, Shipments and Operating Loss

Net sales in the Wood business, representing 8% of our consolidated net sales in the first quarter of 2002, amounted to $104 million, an increase of $17 million (or 20%) compared to the first quarter of 2001. Net sales increased primarily as a result of an increase in transaction prices, partially offset by a $9 million provision recorded for potential antidumping duties on exports of softwood lumber to the United States.

As a result of the factors mentioned above and higher efficiencies, the operating loss amounted to $10 million in the first quarter of 2002 compared to an operating loss of $20 million in the first quarter of 2001.

Pricing Environment

In the first quarter of 2002, average transaction prices for random lengths were higher by US$61/MFBM and prices for Great Lakes 2x4 studs were higher by US$57/MFBM compared to the corresponding quarter in 2001. These transaction prices do not reflect the negative effect of potential countervailing and antidumping duties.

Production Efficiency

In the Wood business, we continued to pursue our sawmill modernization plan aimed at improving profitability, which was announced in April 2000. As at March 31, 2002, we are mid-way through the implementation of our plan.

Anthony-Domtar Inc., a 50-50 joint venture between Anthony Forest Products Company and Domtar Inc., has built a manufacturing facility in Sault Ste. Marie, Ontario that is manufacturing a high quality wood I-joist, called the Power JoIst™, in order to generate a more stable demand for certain of our lumber products. This plant received APA (American Plywood Association) Product Certification in January 2002.

In 2001, we completed our goal of certifying all of our forest management practices in compliance with either ISO 14001 or FSC (Forest Stewardship Council) standards. We have now obtained certification for the 22 million acres of forestland that we manage directly.

In addition, as planned, the Enterprise Resource Planning (ERP) system for the Wood business went live on January 1, 2002 and we should begin to see expected benefits in the coming quarters.

1 Source: Random Lengths.

Packaging

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	135	122
Operating profit (millions of Canadian dollars)	17	19
Shipments[1]:		
Containerboard ('000 ST)	79	83
Corrugated containers (millions of square feet)	1,463	1,235
Benchmark nominal prices[2]:		
Linerboard 42 lb (US$/ton)	417	460

Sales, Shipments and Operating profit

Our 50% share of Norampac's net sales, representing 10% of our consolidated net sales in the first quarter of 2002, amounted to $135 million, an increase of $13 million (or 11%) compared to the first quarter of 2001. This was primarily due to an increase in corrugated containers shipments related to Norampac's recent acquisitions, partially offset by lower product prices and market-related downtime.

Our 50% share of Norampac's operating profit amounted to $17 million, a decrease of $2 million, or 11%, from the $19 million reported in the first quarter of 2001. These results reflected the decline in average transaction prices of containerboard and corrugated products and the impact of market-related downtime taken at the mills, partially offset by the favourable impact of the newly acquired mills.

Pricing Environment

Overall, containerboard transaction prices in the first quarter of 2002 decreased by US$50/ton compared to the first quarter of 2001. Without the impact of production curtailments by major industry participants, including Norampac, product prices would have been lower, within the current weak economic environment.

Production Efficiency

During the first quarter of 2002, Norampac took market-related downtime at its containerboard mills for a total of 32,000 tons, representing approximately 9% of the first quarter 2002 production capacity. This reflects Norampac's commitment to adjust production to customers' needs.

Financing Expenses and Income Taxes

Financing Expenses

During the first quarter of 2002, financing expenses were $52 million, a $10 million increase compared to the first quarter of 2001, mainly due to the additional indebtedness we incurred with respect to the Acquisition, offset by the recognition in 2001 of unrealized foreign exchange losses in accordance with amended accounting recommendations. In addition, interest rate swaps we entered into in 2001 reduced first quarter 2002 financing expenses by $2 million.

Income Taxes

Our income tax recovery for the first quarter of 2002 was $8 million, or an effective tax rate of 42.1%, fairly stable compared to an income tax expense of $16 million, or an effective tax rate of 43.2%, in the corresponding period of 2001.

1 Represents 50% of Norampac's trade shipments.
2 Source: Pulp & Paper Week.

Liquidity and Capital Resources

Selected Information

(In millions of Canadian dollars)	Three months ended March 31 2002	2001 [1]
Cash flows provided from operating activities before changes in working capital items	118	104
Changes in working capital items	(117)	(109)
Cash flows provided from (used for) operating activities	1	(5)
Net capital expenditures	(27)	(55)
Free cash flow	(26)	(60)
	March 31, 2002	December 31, 2001 [1]
Net debt-to-total capitalization ratio (in %)	55	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility.

Cash flows provided from operating activities in the first quarter of 2002 amounted to $1 million, a $6 million increase compared to the corresponding period of 2001. The first quarter of the year is usually impacted by seasonally high requirements for working capital, especially for our Wood business.

Net capital expenditures during the first quarter of 2002 amounted to $27 million, a $28 million decrease over the first quarter of 2001 level. We intend to limit our annual capital expenditures for the next two years to 75% of amortization, or approximately $290 million per year. This amount includes approximately $140 million for annual maintenance capital expenditures.

Free cash flow (cash flows from operating activities less net capital expenditures) in the first quarter of 2002 totaled negative $26 million compared to negative $60 million in the corresponding period of 2001, reflecting our reduced level of capital spending.

As at March 31, 2002, our net debt-to-total-capitalization ratio was 55%, unchanged from December 31, 2001. Net indebtedness, including our 50% share of the net indebtedness of Norampac of $241 million, was $2,986 million at March 31, 2002 compared to $2,919 million at the end of 2001, including our 50% share of the net indebtedness of Norampac of $192 million. The off balance sheet sales of receivables represented $240 million as at March 31, 2002 compared to $238 million as at December 31, 2001. We expect to continue to sell receivables in the future on an ongoing basis, since the implicit interest rate on sales of receivables is lower than the interest rate on our borrowings. If we are unable to do so in the future, our working capital requirements would increase.

As at March 31, 2002, the remainder of the term loan totaled US$730 million, unchanged from the December 31, 2001 balance. The term loan bears interest based on the U.S. dollar LIBOR rate, or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at March 31, 2002, $50 million of the US$500 million revolving credit facility was drawn and letters of credit totaling $18 million were outstanding, resulting in US$457 million of availability under this facility. As at December 31, 2001, $15 million of the US$500 million revolving credit facility was drawn in the form of overdraft and included in "Bank Indebtedness" and letters of credit totaling $11 million were outstanding. Borrowings under the existing revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating.

The indentures or agreements under which some of our debt was issued contain covenants, including a limitation on the amount of dividends on our shares that we may pay, on the amount of shares that we may repurchase for cancellation and on the amount of term loan we may incur. Our bank facilities contain certain restrictive quarterly covenants. Our US$500 million unsecured revolving credit facility also requires commitment fees in accordance with standard banking practices.

[1] Figures have been restated following the application of amended accounting recommendations that are described in "Accounting Changes".

As at April 29, 2002, we had 227,222,167 common shares, 69,576 Series A Preferred Shares and 1,800,000 Series B Preferred Shares, which were issued and outstanding.

Risks and Uncertainties

Product Prices

Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See Sensitivity Analysis.)

Operating Costs

Operating costs for our businesses can be affected by increases or decreases in energy and other raw material prices as a result of changing economic conditions or due to particular supply and demand considerations.

Competition

The uncoated freesheet market is currently undergoing substantial consolidation, with the top five producers representing approximately 75% of the North American market. We are currently the third largest North American integrated manufacturer and marketer of uncoated freesheet paper. We compete with a number of substantial companies operating in this market. The coated paper products market is large and subject to global competition. The markets for our wood and market pulp are also large and highly fragmented. The packaging products market in which Norampac competes has undergone significant consolidation in the past several years resulting in the creation of a number of substantial competitors. While the principal basis for competition in all our businesses is price, competition can also be based upon quality and customer service, including, in some cases, providing technical advice to customers. For example, the highly technical nature of specialty papers limits competition since not all paper mills can produce the required papers. Competition in this market is generally based more on quality and service than on price.

Foreign Exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are principally driven by U.S. prices of similar products. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. Our hedging arrangements as at December 31, 2001 totaling US$1,106 million (of which US$681 million matures within 2002) protect the value of part of our expected net U.S. dollar cash inflows at an average exchange rate of 1.45 for the next three years, and they limit Domtar from benefiting from a higher U.S. dollar to a maximum of an average exchange rate of 1.51 for that same period.

Environmental Regulations

The United States and Canadian environmental regulations to which we are subject relate to, among other matters, air emissions, timber cutting, wastewater discharges, waste management, groundwater quality, plant and wildlife protection, landfill sites, employee health and safety and the discharge of materials into the environment. These regulations require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be subject to significant fines and to orders requiring additional expenditures, which could affect our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment. As at March 31, 2002, we made environmental capital expenditures of $1 million mostly for the improvement of air emissions.

Environmental Liabilities

We are continuing to take remedial action at a number of current and former sites, due in part to soil and some groundwater contamination at these sites. As at March 31, 2002, we had a provision of $50 million for known and determinable site remediation costs, primarily in connection with our former wood preserving business, which we sold in 1993, and relating to sites in various provinces and states.

The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. Our costs for site remediation may ultimately exceed the amount of the provision we have established. In addition, we are party to environmental claims and lawsuits, which are being contested. We may incur costs in excess of amounts we have reserved to cover such claims and lawsuits.

Legal Actions

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at March 31, 2002 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

Lumber Export Duties

Our sales of Wood represent approximately 8% of our consolidated net sales and we export approximately 62% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. No cash duties will be paid until the United States International Trade Commission renders its final determination of injury. A decision is expected in May 2002. The Government of Canada has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We may experience reduced revenues and margins in our Wood business as a result of any new arrangement between the United States and Canada or as a result of antidumping and countervailing duty applications.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(In millions of Canadian dollars, except per share amounts)

	Annual impact on [c]		
	Operating Profit	Net Earnings	Earnings Per Share
Each US$10/unit change in price of: [a]	$	$	$
Papers			
Copy and offset	19	12	0.05
Uncoated printing & publishing and premium imaging grades	11	7	0.03
Coated printing & publishing grades	6	4	0.02
Technical & specialty grades	6	4	0.02
Pulp – net position	7	5	0.02
Wood			
Lumber	15	10	0.04
Packaging			
Containerboard	6	4	0.02
Foreign exchange			
CAN 1¢ change in relative value to the U.S. dollar			
after hedging [b]	4	3	0.01
before hedging	10	6	0.03
Interest rate			
1% change in interest rates on our floating rate debt	N/A	9	0.04

(a) Based on 2002 capacity (in tons or MFBM).
(b) Based on currency hedging portfolio for the period January 1 – December 31, 2002.
(c) Based on an exchange rate of 1.55 and a marginal tax rate of 35%.

Benchmark nominal prices [1]	1995	1996	1997	1998	1999	2000	2001	Q1 2001	Q1 2002
Papers:									
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	868	760
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	770	675
Coated publication, No.3, 60 lb, rolls (US$/ton)	1,200	943	941	909	851	948	853	930	820
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	558	680	480
Wood:									
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	298	356
Packaging:									
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	445	460	417

	1995	1996	1997	1998	1999	2000	2001	Q1 2001	Q1 2002
Selling price index	120%	100%	99%	94%	93%	102%			
Selling price index after Acquisition							96%	100%	91%

Accounting Changes

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the recommendations do not require that a fair-value based approach be used. The recommendations also address the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. We have chosen to use the fair value method to record the stock options granted to employees.

In accordance with the transitional provisions of the new accounting recommendations, we have adopted the new recommendations for awards granted after January 1, 2002. The adoption of the new recommendations did not have a material impact on the results for the first quarter of 2002.

1 Source: Pulp & Paper Week and Random Lengths.
The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" refers to a metric tonne.

Foreign Currency Translation

Effective January 1, 2002, we have adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, we have applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of incomes taxes) to opening retained earnings for the year ended December 31, 2001. First quarter of 2001 financing expenses were increased by $17 million ($13 million net of income taxes) to reflect the application of these recommendations. The total impact of the recommendations on the earnings for the year ended December 31, 2001 was $15 million ($12 million net of income taxes).

We have designated all of our US dollar denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of our future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future US dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Goodwill and Intangible Assets

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life. In accordance with the transitional provisions of the new accounting recommendations, we will perform by June 30, 2002 an impairment test on the goodwill amounting to $74 million at December 31, 2001 and, if needed, will record such impairment as a restatement to opening 2002 retained earnings. Amortization expense related to goodwill was $1 million for the first quarter of 2001.

Outlook

We believe that the current weak economic environment will continue to be challenging for all our businesses over the coming quarters. Economic indicators, however, point toward better conditions later in the year.

We remain confident in the long-term fundamentals of the uncoated freesheet market, as witnessed by the announced price increase of US$40/ton for uncoated freesheet, which took effect in April 2002. We will continue to strengthen our customer relationships, and we will also continue to closely monitor inventories in order to maintain optimal levels that meet the needs of our customers.

We believe that our Acquisition and other profit improvement initiatives position us to compete effectively and will enable us to benefit from improvements in the economy.

Consolidated Financial Statements

Consolidated Earnings

Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)

	2002	2002	2001
	(Unaudited)		
			Restated (Note 2)
	US$ (Note 3)	$	$
Net sales	833	1,328	954
Operating expenses			
Cost of sales	674	1,074	759
Selling, general and administrative	51	81	57
Amortization	60	96	60
Closure costs (Note 6)	28	45	–
	813	1,296	876
Operating profit	20	32	78
Financing expenses	33	52	42
Amortization of deferred gain	(1)	(1)	(1)
Earnings (loss) before income taxes	(12)	(19)	37
Income tax expense (recovery)	(5)	(8)	16
Net earnings (loss)	(7)	(11)	21
Per common share (Note 5)			
Net earnings (loss)			
Basic	(0.03)	(0.05)	0.11
Diluted	(0.03)	(0.05)	0.11
Weighted average number of common shares outstanding (millions)			
Basic	226.5	226.5	180.3
Diluted	227.6	227.6	181.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Retained Earnings

Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)

	2002	2002	2001
	(Unaudited)		
			Restated (Note 2)
	US$ (Note 3)	$	$
Retained earnings at beginning of period – as reported	426	679	557
Cumulative effect of changes in accounting policy (Note 2)	(21)	(34)	(22)
Retained earnings at beginning of period – as restated	405	645	535
Net earnings (loss)	(7)	(11)	21
Dividends on common shares	(5)	(8)	(6)
Dividends on preferred shares	–	–	(1)
Premium on purchase for cancellation of common shares	–	–	(1)
Retained earnings at end of year	393	626	548

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In millions of Canadian dollars, unless otherwise noted)	March 31 2002 (Unaudited)	March 31 2002 (Unaudited)	December 31 2001 Restated (Note 2)
	US$ (Note 3)	$	$
Assets			
Current assets			
Cash and cash equivalents	41	65	36
Receivables	244	389	300
Inventories	497	792	779
Prepaid expenses	15	24	24
Future income taxes	18	29	29
	815	1,299	1,168
Investments and advances	19	30	55
Property, plant and equipment	3,469	5,528	5,600
Other assets	160	255	232
	4,463	7,112	7,055
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	28	45	45
Trade and other payables	456	727	719
Income and other taxes payable	11	17	19
Long-term debt due within one year	35	56	38
	530	845	821
Long-term debt	1,851	2,950	2,872
Future income taxes	324	517	528
Other liabilities and deferred credits	241	384	408
Shareholders' equity			
Preferred shares	30	47	48
Common shares	1,094	1,743	1,731
Retained earnings	393	626	645
Accumulated foreign currency translation adjustments	–	–	2
	1,517	2,416	2,426
	4,463	7,112	7,055

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)

	2002	2002	2001
	(Unaudited)		
			Restated (Note 2)
	US$	$	$
Operating activities	(Note 3)		
Net earnings (loss)	(7)	(11)	21
Non-cash items:			
Amortization	69	110	60
Future income taxes	(9)	(14)	4
Amortization of deferred gain	(1)	(1)	(1)
Closure costs excluding write down of property, plant and equipment (Note 6)	20	31	–
Other	2	3	20
	74	118	104
Changes in working capital items			
Receivables	(39)	(62)	(36)
Inventories	(6)	(11)	(53)
Prepaid expenses	(1)	(1)	(6)
Trade and other payables	(27)	(44)	(21)
Income and other taxes payable	(1)	(1)	7
Other	1	2	–
	(73)	(117)	(109)
Cash flows provided from (used for) operating activities	1	1	(5)
Investing activities			
Net additions to property, plant and equipment	(17)	(27)	(55)
Business acquisitions	(16)	(26)	–
Other	(10)	(16)	(7)
Cash flows used for investing activities	(43)	(69)	(62)
Financing activities			
Dividend payments	(5)	(8)	(7)
Change in bank indebtedness	–	–	(15)
Change in revolving bank credit, net of expenses	59	94	90
Common shares issued, net of expenses	8	12	2
Redemptions of preferred shares	(1)	(1)	(1)
Cash flows provided from financing activities	61	97	69
Net increase in cash and cash equivalents	19	29	2
Cash and cash equivalents at beginning of period	22	36	29
Cash and cash equivalents at end of period	41	65	31

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Three months ended March 31 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

1. Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at March 31, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the three months ended March 31, 2002 and 2001.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in note 2.

2. Accounting Changes

Stock-based compensation and other stock-based payments

Effective January 1, 2002, Domtar has adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the recommendations do not require that a fair-value based approach be used. The recommendations also address the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. Domtar has chosen to use the fair value method to record the stock options granted to employees.

In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The adoption of the new recommendations did not have a material impact on the results for the first quarter of 2002.

Foreign currency translation

Effective January 1, 2002, Domtar has adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, Domtar has applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of incomes taxes) to opening retained earnings for the year ended December 31, 2001. First quarter of 2001 financing expenses were increased by $17 million ($13 million net of income taxes) to reflect the application of these recommendations. The total impact of the recommendations on the earnings for the year ended December 31, 2001 was $15 million ($12 million net of income taxes).

Domtar has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Goodwill and intangible assets

Effective January 1, 2002, Domtar has adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life. In accordance with the transitional provisions of the new accounting recommendations, Domtar will perform by June 30, 2002 an impairment test on the goodwill amounting to $74 million at December 31, 2001 and, if needed, will record such impairment as a restatement to opening 2002 retained earnings. Amortization expense related to goodwill was $1 million for the first quarter of 2001.

(In millions of Canadian dollars, unless otherwise noted)

3. United States Dollar Amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the first quarter of the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2002 month-end rate of CAN$1.5935 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

4. Business Acquisitions

On January 21, 2002, Norampac (a 50-50 joint venture with Cascades Inc.) acquired all the issued and outstanding shares of Star Container Corp., a corrugated products converting plant located in Leominster, Massachusetts for a total cash consideration of approximately $50 million. Also, during the quarter, Norampac acquired other businesses for a total cash consideration of $1 million. The Corporation's proportionate share of these acquisitions was $26 million.

5. Earnings (Loss) Per Share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2002	2002	2001
	(Unaudited)		
	US$ (Note 3)	$	$
Net earnings (loss)	(7)	(11)	21
Dividend requirements of preferred shares	–	–	1
Net earnings (loss) applicable to common shares	(7)	(11)	20
Weighted average number of common shares outstanding (millions)	226.5	226.5	180.3
Effect of dilutive stock options (millions)	1.1	1.1	0.7
Weighted average number of diluted common shares outstanding (millions)	227.6	227.6	181.0
Basic earnings (loss) per share	(0.03)	(0.05)	0.11
Diluted earnings (loss) per share	(0.03)	(0.05)	0.11

6. Closure Costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, planned to occur at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, is a result of an ongoing study since its acquisition, and, in accordance with CICA recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the first quarter of 2002 earnings.

7. Segmented Disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

Papers – represents the aggregation of the manufacturing and distribution of business, printing and publishing, and technical and specialty papers, as well as pulp.

Paper Merchants – involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by both Domtar as well as by other manufacturers.

Wood – includes the manufacture and distribution of lumber and wood-based value-added products as well as the management of forest resources.

Packaging – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at market value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

Segmented data

	2002	2002	2001
	(Unaudited)		
	US$ (Note 3)	$	$
Net sales			
Papers	552	880	500
Paper Merchants	187	299	318
Wood	75	119	110
Packaging	86	137	126
Total for reportable segments	900	1,435	1,054
Intersegment sales – Papers	(57)	(90)	(73)
Intersegment sales – Wood	(9)	(15)	(23)
Intersegment sales – Packaging	(1)	(2)	(4)
Consolidated net sales	833	1,328	954
Amortization			
Papers[(a)]	58	92	45
Paper Merchants	1	1	1
Wood	5	9	7
Packaging	4	7	7
Total for reportable segments	68	109	60
Corporate	1	1	–
Consolidated amortization	69	110	60

(In millions of Canadian dollars, unless otherwise noted)

7.

Segmented Disclosures (continued)

	2002	2002	2001
	(Unaudited)		
	US$ (Note 3)	$	$
Operating profit (loss)			
Papers[a]	11	18	74
Paper Marchants	4	7	5
Wood	(6)	(10)	(20)
Packaging	11	17	19
Consolidated operating profit	20	32	78
Net additions to property, plant and equipment			
Papers	11	17	34
Paper Merchants	1	1	2
Wood	2	3	14
Packaging	3	5	6
Total for reportable segments	17	26	56
Corporate	1	2	1
Disposals of property, plant and equipment	(1)	(1)	(2)
Consolidated net additions to property, plant and equipment	17	27	55

	March 31 2002 (Unaudited) US$ (Note 3)	March 31 2002 (Unaudited)	December 31 2001 Restated (Note 2)
Segmented assets			
Papers	3,417	5,445	5,512
Paper Merchants	139	222	208
Wood	406	647	563
Packaging	409	651	626
Total for reportable segments	4,371	6,965	6,909
Corporate	92	147	146
Consolidated assets	4,463	7,112	7,055

(a) Results for the first quarter of 2002 reflect a $45 million charge ($30 million net of income taxes), including $14 million related to the write down of property, plant and equipment, relating to the shutdown of two paper machines in the St. Catharines, Ontario, paper mill.

Your life, our products



Papers 60%[(1)]

Customers	Products	Applications
Business papers Business offices Homes	Copy Premium imaging	Photocopies Office documents Presentations
Printing and publishing papers Commercial printers and publishers	Offset Business converting Lightweight uncoated Opaques Text and cover Lightweight coated Premium coated Regular coated	Pamphlets Brochures Direct mail Commercial printing Forms and envelopes Stationery Annual reports Books Catalogues Magazines



Paper Merchants 22%[(1)]

Customers	Products	Applications
Technical and specialty papers Converters and makers of end products	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables	Food and candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers

Wood 8%[(1)]

Customers	Products	Applications
Value-added and dimensional lumber Home improvement centers Wholesalers and distributors	Premium, J-Grade, Decking, MSR, I-Joist Dimensional lumber Studs	Building and remodeling Residential construction
Wood components Re-manufacturers of wood products	Wood components	Re-manufactured into bed frames, shelving, door and window components, etc



Packaging 10%[(1)]

Customers	Products	Applications
Packaging Makers of boxes End users of container-board boxes	Custom made boxes	Packaging of very small to very large objects

(1) As per net sales in 1st quarter of 2002

1. Domtar Inc. First Quarter 2002

Highlights



Net sales
(In millions of CAN$)
867 832 954 945 954 944 1,177 1,302 1,328
EBITDA
(In millions of CAN$)
197 180 181 157 138 149 163 157 128
Net earnings (loss)
(In millions of CAN$)
62 63 57 80 21 87 14 18 (11)
Net earnings (loss) per share (basic)
(in CAN$)
0.33 0.34 0.31 0.43 0.11 0.48 0.08 0.08 (0.05)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2000 2001 2002

Selected Financial Data

(In millions of Canadian dollars, unless otherwise noted)	Three months ended March 31	December 31[2]	March 31[2]	Year ended December 31[2]	
	(Unaudited)				
	2002	2001	2000	2001	2000
Operating results	$	$	$	$	$
Net sales	1,328	1,302	954	4,377	3,598
EBITDA[1]	142	157	138	607	715
Operating profit	32	64	78	313	476
Financing expenses	52	53	42	167	119
Net earnings (loss)	(11)	18	21	140	262
Net earnings (loss) per share	(0.05)	0.08	0.11	0.72	1.42
Cash flow from operating activities per share	–	1.96	(0.03)	3.80	3.21
Weighted average number of common shares Outstanding (millions)	226.5	222.6	180.3	191.2	182.9
Balance sheet data					
Total assets	7,112			7,055	4,235
Long-term debt	2,950			2,872	973
Shareholders' equity	2,416			2,426	1,809
Net debt-to-total-capitalization	55%			55%	36%
Book value per common share	10.43			10.51	9.79
Others					
Cash flows from operating activities	1			727	587
Free cash flow	(26)			441	345
Annualized return on equity (ROE)	(2%)			7%	16%

1 Earnings before interest expense, income taxes and amortization

2 Figures have been restated to reflect the application of amended accounting recommendations

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Domtar

Domtar

1. Domtar Inc.
Premier trimestre 2002

« La nouvelle force du papier,
vous la trouverez dans votre imprimante. »

Faits saillants

- —En raison d'une provision de 45 millions de dollars (30 millions de dollars après impôts) liée à la fermeture de l'usine de papier de St. Catharines en Ontario, annoncée en mars dernier, perte nette de 11 millions de dollars, soit 5 cents par action ordinaire.
- —Bénéfice net (excluant la provision de 45 millions de dollars) de 19 millions ou 8 cents par action ordinaire, malgré :
  - —une diminution de 9 % des prix de vente comparativement au premier trimestre de 2001 ; et
  - —des arrêts de production réduisant la production de papier de 38 000 tonnes.
- —Bénéfice d'exploitation de 32 millions de dollars ou 77 millions de dollars excluant la provision de 45 millions de dollars.

Développements récents

- —Économies annualisées de 26 millions de dollars US provenant des synergies reliées à l'acquisition, en bonne voie d'atteindre l'objectif de 65 millions de dollars US d'ici décembre 2002.
- —Annonce de la fermeture de l'usine de St. Catharines en Ontario et d'une machine à papier à Nekoosa, au Wisconsin, réduisant la capacité totale de fabrication de papiers non couchés de 80 000 tonnes.
- —Annonce de majorations de prix à partir d'avril 2002 : 40 $ US la tonne pour les papiers de reprographie et offset, et 30 $ US la tonne métrique pour la pâte de feuillus.
- —Procédés de fabrication de l'usine de Cornwall certifiés selon les normes du Forest Stewardship Council (FSC).

Domtar est le troisième plus important producteur de papiers non couchés en Amérique du Nord et le quatrième plus important au monde. Elle est également un chef de file dans la fabrication des papiers d'affaires, des papiers d'impression et de publication, ainsi que des papiers de spécialité et à usage technique. Domtar gère 22 millions d'acres de forêt au Canada et aux États-Unis, et elle produit du bois d'œuvre et d'autres produits du bois. Domtar compte 12 500 employés en Amérique du Nord. L'entreprise possède également 50 % de Norampac inc., le plus important producteur de cartons ondulés au Canada.

Pour plus de renseignements

Relations avec les investisseurs
Christian Dubé
Premier vice-président
et chef des finances
Tél. : (514) 848-5511
Téléc. : (514) 848-5638

Jean-Sébastien Vanbrugghe
Directeur, relations
avec les investisseurs
Tél. : (514) 848-5469
Téléc. : (514) 848-5638
Courriel : ir@domtar.com

Communications
William George
Vice-président, communications
et relations gouvernementales
Tél. : (514) 848-5103
Téléc. : (514) 848-6878

Siège social
395, boul. de Maisonneuve Ouest
Montréal (Québec) H3A 1L6
Tél. : (514) 848-5400
Internet: www.domtar.com

Domtar est suivie par les firmes suivantes :

Bank of New York
CIBC Capital Markets
Equity Research Associates
Goldman Sachs
J.P. Morgan
La Financière Banque Nationale
Merrill Lynch
Morgan Stanley Dean Witter
Nesbitt Burns
Raymond James
RBC Capital Markets
Research Capital Corp.
Salomon Smith Barney Inc.
Scotia Capital Markets
TD Securities Inc.
UBS Warburg
Valeurs mobilières Desjardins


ALFRED PELLAN
ALFRED PELLAN

Cher/chère actionnaire,

Nos efforts pour générer des synergies suite à notre récente acquisition aux États-Unis portent fruits et ont commencé à donner des résultats tangibles au premier trimestre. Nous sommes donc satisfaits de cette performance même si nos résultats d'exploitation ont été affectés par une baisse importante des prix de vente pour la plupart de nos produits et par les frais spéciaux liés à la fermeture de l'usine de St. Catharines en Ontario, annoncée en mars dernier.

Cette fermeture ainsi que celle d'une machine à papier à l'usine de Nekoosa, au Wisconsin, ne remettent pas en cause nos engagements concernant nos programmes d'amélioration continue. Ainsi, nous maintenons le cap sur nos objectifs en vue de réaliser des synergies de 65 millions de dollars US d'ici la fin de 2002, et d'améliorer notre rentabilité de 100 millions de dollars avec notre programme de qualité et de profitabilité d'ici la fin de 2003. L'ensemble de ces économies nous permettra de renforcer notre bilan et de continuer d'offrir à nos actionnaires des rendements supérieurs. Nous abordons donc l'avenir avec détermination, confiants de maintenir Domtar au rang des entreprises qui créent de la valeur pour ses actionnaires sur une base soutenue.

Avec des produits diversifiés et de qualité supérieure, Domtar continuera, jour après jour, de valoriser ses produits et ses services pour toujours mieux répondre aux besoins changeants du marché. En regardant autour de vous, vous constaterez que partout où il y a du papier, il y a aussi Domtar.

Le président et chef de la direction,
Raymond Royer

Commentaires et analyse par la direction

Les commentaires et l'analyse par la direction comportent des énoncés de nature prospective. Ces énoncés impliquent des risques et incertitudes connus et inconnus tels que : les conditions d'affaires et économiques générales ; les prix de vente des produits ; les coûts des matières premières et les charges d'exploitation ; l'évolution des taux de change ; notre capacité d'intégrer les opérations acquises à nos opérations actuelles et d'autres facteurs cités dans le présent document de même que dans les documents que la Société dépose dans le cadre du processus d'information continue. Ainsi, les résultats réels de la Société peuvent différer sensiblement de ceux décrits ou sous-entendus dans les énoncés prospectifs. Sauf indication contraire, toutes les informations financières aux présentes sont exprimées en dollars canadiens et établies selon les principes comptables généralement reconnus (PCGR) du Canada.

Nos secteurs d'activité

Profil de l'entreprise

Les activités de Domtar sont réparties entre quatre secteurs : papiers, marchands de papier, bois et emballages. Pour l'exercice terminé le 31 décembre 2001, nos ventes nettes consolidées, y compris les ventes nettes des quatre usines américaines intégrées de pâtes et papiers (les Usines Acquises) acquises le 7 août 2001 (l'Acquisition), se sont chiffrées à 4,4 milliards de dollars. Si l'Acquisition avait eu lieu le 1er janvier 2001, nos ventes nettes consolidées pro forma auraient atteint 5,5 milliards de dollars.

Papiers

Nous sommes le troisième fabricant intégré et distributeur de papiers non couchés sans pâte mécanique en Amérique du Nord. Nous exploitons six usines de pâtes et papiers au Canada et cinq aux États-Unis, dont la capacité de production annuelle totalise environ 2,7 millions de tonnes. Ces exploitations sont complétées par des entrepôts et bureaux de vente occupant des positions stratégiques. Plus de 50 % de notre capacité de production de papier est située aux États-Unis où nous effectuons environ 82 % de nos ventes. Les papiers non couchés et couchés sans pâte mécanique, nos principaux produits, sont utilisés comme papiers d'affaires, d'impression et de publication ainsi que pour des applications techniques et de spécialité. Le tableau suivant illustre nos principaux produits de papier et notre capacité de production annuelle :

Catégories	Papier d'affaires		Papiers d'impression et de publication			Papier d'usage technique et de spécialité
Types	Papiers non couchés sans pâte mécanique				Papiers couchés sans pâte mécanique	Papier non couchés et couchés sans pâte mécanique
Qualités	Reprographie	Numérique haut de gamme	Offset Transformation commerciale	Léger Opaque Édition et couverture	Léger Haut de gamme Ordinaire	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables
Applications	Photocopies Documents de bureau Présentations		Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes	Papeterie Brochures Rapports annuels Livres Catalogues	Brochures Rapports annuels Livres Magazines Catalogues	Emballages pour aliments et bonbons Blouses de chirurgien Note autocollante Papiers pour chèques sécurisés Papiers peints
Capacité*	Le 31 mars 2002 : 2 700 000 tonnes					
	700 000 tonnes (26 %)	200 000 tonnes (7 %)	500 000 tonnes (19 %)	535 000 tonnes (20 %)	400 000 tonnes (15 %)	365 000 tonnes (13 %)

* La ventilation de la capacité de production peut varier d'une année à l'autre pour tirer profit des conditions des marchés. La capacité de production tient compte de l'annonce, faite le 27 mars 2002, de la fermeture de trois machines à papier : deux à St. Catharines en Ontario et une à Nekoosa au Wisconsin. La capacité de production de papier sera donc réduite de 50 000 tonnes à St. Catharines et de 30 000 tonnes à Nekoosa. Certains papiers fabriqués à St. Catharines seront redistribués entre les établissements de Domtar à Espanola, Ottawa-Hull et au Wisconsin, tandis que d'autres cesseront d'être fabriqués. L'usine de St. Catharines cessera ses activités à la fin de septembre 2002.

Nos papiers sont vendus principalement par l'entremise d'un vaste réseau de marchands, appartenant à Domtar et indépendants, qui distribuent nos produits de papier à partir de plus de 350 établissements à l'échelle de l'Amérique du Nord. Nous vendons aussi nos produits à divers clients, notamment à des bureaux d'affaires, des fabricants de matériel de bureau, des points de vente au détail, des imprimeurs commerciaux, des éditeurs et des façonniers de papiers. De plus, la production de pâte exédant nos besoins internes est également vendue. Notre position globale nette au chapitre de la pâte commerciale est d'environ 630 000 tonnes. Les papiers sont notre secteur le plus important et représentaient environ 60 % de nos ventes nettes consolidées au premier trimestre de 2002.

Marchands de papier

Notre secteur des marchands de papier comprend l'achat, l'entreposage, la vente et la distribution des papiers d'affaires et d'impression, de fournitures d'arts graphiques et de produits industriels fabriqués par nous, de même que par d'autres fabricants. Nos marchands de papier canadiens exploitent, au total, huit succursales situées dans l'est du Canada (Buntin Reid en Ontario, JBR/La Maison du Papier au Québec et The Paper House dans les provinces de l'Atlantique), tandis que notre marchand de papier américain (RIS Paper) sert un grand bassin de clients à partir de 20 centres situés dans les régions du Nord-Est, du Midwest et du centre du littoral de l'Atlantique des États-Unis. Notre secteur des marchands de papier représentait environ 22 % de nos ventes nettes consolidées au premier trimestre de 2002.

Bois

Notre secteur du bois comprend la fabrication et la distribution de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières. Nous sommes l'un des plus grands producteurs de produits forestiers dans l'est du Canada avec 14 scieries et deux usines de deuxième transformation, dont la capacité de production est de 1,2 milliard de pieds mesure de planche par année. Notre but consiste à maximiser l'utilisation des terrains forestiers dont nous sommes responsables par une gestion efficace et l'emploi de méthodes durables de gestion forestière de manière à assurer l'approvisionnement continu en bois pour les besoins futurs. Notre secteur du bois représentait environ 8 % de nos ventes nettes consolidées au premier trimestre de 2002.

Emballages

Notre secteur des emballages est constitué de la participation de 50 % de Domtar dans Norampac, coentreprise entre Domtar Inc. et Cascades inc. Nous ne gérons pas Norampac, et ses créanciers n'ont aucun recours contre nous à l'égard de sa dette. Ainsi que l'exigent les PCGR du Canada, nous comptabilisons notre participation de 50 % dans Norampac selon la méthode de la consolidation proportionnelle.
Le réseau des 26 usines d'emballages en carton ondulé de Norampac, situées stratégiquement dans l'ensemble du Canada et comprenant des établissements aux États-Unis et au Mexique, offre des solutions d'emballages multiservices et fabrique une vaste gamme de produits. Ces exploitations sont totalement intégrées sur une base directe ou indirecte avec les huit usines de cartons-caisses de Norampac dont la capacité de production annuelle combinée est d'environ 1,6 million de tonnes. Notre secteur des emballages représentait environ 10 % de nos ventes nettes consolidées au premier trimestre de 2002.

Vue d'ensemble du premier trimestre de 2002 par rapport au premier trimestre de 2001

Faits saillants financiers

(en millions de dollars canadiens, à l'exception des montants par action)

	Trois mois terminés le 31 mars	
	2002	2001[1]
	$	$
Ventes nettes	1 328	954
BAIIA	142	138
Bénéfice d'exploitation	32	78
Bénéfice (perte) net(te)	(11)	21
Bénéfice (perte) net(te) par action (de base)	(0,05)	0,11
Ventes nettes par secteur (%) :		
Papiers	60	45
Marchands de papier	22	33
Bois	8	9
Emballages	10	13
Total	100	100
Indice des prix de vente (%)	91	100

Ventes nettes de 1,3 milliard de dollars

Les ventes nettes ont totalisé 1 328 millions de dollars au premier trimestre de 2002, en hausse de 374 millions de dollars, soit 39 %, en regard des ventes nettes de 954 millions de dollars à la même période en 2001. L'augmentation s'explique avant tout par l'inclusion des ventes nettes des Usines Acquises ainsi que par l'inclusion de notre part des ventes nettes des récentes acquisitions faites par Norampac. Abstraction faite de l'incidence des acquisitions décrites ci-dessus, les ventes nettes au premier trimestre de 2002 se seraient chiffrées à 901 millions de dollars, en baisse de 53 millions de dollars comparativement aux ventes nettes de 954 millions de dollars conclues au premier trimestre de 2001. Cette diminution est imputable surtout au recul des prix de vente réalisés pour tous nos secteurs à l'exception de ceux du bois d'œuvre. Dans l'ensemble, les prix au premier trimestre de 2002 correspondent à 91 % de notre indice des prix de vente, comparativement à 100 % lors de la même période en 2001. (Voir l'analyse de sensibilité). Une devise américaine plus forte, déduction faite du coût de notre programme de couverture, a aussi influé favorablement sur les ventes nettes.

Bénéfice d'exploitation de 32 millions de dollars (ou 77 millions de dollars excluant les frais de fermeture de l'usine de St. Catharines)

Le 27 mars 2002, nous avons annoncé la fermeture définitive de l'usine de St. Catharines en Ontario ainsi que d'une machine à papier à l'usine de Nekoosa au Wisconsin. La fermeture de l'usine de St. Catharines, prévue pour la fin de septembre 2002, a résulté en une charge au premier trimestre de 2002 de 45 millions de dollars (30 millions de dollars, déduction faite des impôts), incluant 14 millions de dollars de charges pour la dévaluation de terrains, de bâtiments et de matériel à leur valeur de réalisation estimative, et 31 millions de dollars de charges pour les autres engagements et éventualités reliés à cette usine. En raison de la nature ponctuelle de cette charge et en vue de faciliter les comparaisons pertinentes d'une période à l'autre, les résultats sont présentés dans le présent rapport à la fois avant et après la comptabilisation de la charge unique.

La fermeture d'une machine à papier à l'usine de Nekoosa, acquise durant le troisième trimestre de 2001, découle d'une étude en cours depuis son acquisition et, conformément aux recommandations de l'Institut Canadien des Comptables Agréés (ICCA), les charges concernant la fermeture de cette machine à papier de 10 millions de dollars (6 millions de dollars US) sont comptabilisées comme partie intégrante de la ventilation du prix d'acquisition entre les actifs acquis et les passifs assumés à la date d'acquisition et, par conséquent, n'affectent pas les résultats du premier trimestre de 2002.

Le coût des produits vendus a augmenté de 315 millions de dollars, soit 42 %, au premier trimestre de 2002 par rapport à la même période en 2001, à cause principalement de l'inclusion du coût des produits vendus des Usines Acquises et de notre part des récentes acquisitions faites par Norampac. Cette augmentation a été en partie atténuée par la diminution des coûts de la fibre achetée et de l'énergie.

Les frais de vente, généraux et d'administration ont augmenté de 24 millions de dollars, ou 42 %, au premier trimestre de 2002 par rapport à la même période un an plus tôt. Cette hausse est principalement attribuable à l'inclusion des frais de vente, généraux et d'administration des Usines Acquises et de notre part des récentes acquisitions faites par Norampac.

1 Les chiffres ont été redressés à la suite de l'adoption des recommandations comptables modifiées telles que décrites dans la section « changements de conventions comptables ».

En raison des facteurs précités, le BAIIA (bénéfice avant charge de financement, impôts sur les bénéfices et amortissement) s'est établi à 142 millions de dollars au premier trimestre de 2002 (ou 173 millions de dollars, abstraction faite des frais de fermeture), par rapport à 138 millions de dollars au premier trimestre de 2001, et le bénéfice d'exploitation s'est chiffré à 32 millions de dollars au premier trimestre de 2002 (ou 77 millions de dollars, abstraction faite des frais de fermeture), contre 78 millions de dollars au trimestre correspondant de 2001.

Perte nette de 11 millions de dollars (ou bénéfice net de 19 millions de dollars excluant les frais de fermeture)
La perte nette s'est chiffrée à 11 millions de dollars (0,05 $ par action ordinaire) au premier trimestre de 2002, comparativement au bénéfice net de 21 millions de dollars (0,11 $ par action ordinaire) à la même période en 2001. Abstraction faite des frais de fermeture de 45 millions de dollars (ou 30 millions de dollars, déduction faite des impôts) décrits ci-dessus, le bénéfice net au premier trimestre 2002 se serait établi à 19 millions de dollars (0,08 $ par action ordinaire). Au premier trimestre de 2002, les résultats ont subi l'effet négatif des facteurs précités et d'une augmentation de la charge de financement liée à la dette additionnelle contractée relativement à l'Acquisition.

Papiers

Information choisie

	Trois mois terminés le 31 mars	
	2002	2001
Ventes nettes (en millions de dollars canadiens)	790	427
Bénéfice d'exploitation (en millions de dollars canadiens)	18	74
Bénéfice d'exploitation excluant les frais de fermeture (en millions de dollars canadiens)	63	74
Expéditions :		
Papier (milliers de TC)	656	335
Pâte (milliers de TCSA)	180	79
Éventail de produits expédiés (%) :		
Papiers pour reprographie et offset	55	41
Papiers non couchés d'impression et de publication	19	22
Papiers couchés d'impression et de publication	12	26
Papiers d'usage technique et de spécialité	14	11
Total	100	100
Prix nominaux de référence[1] :		
Papiers pour reprographie, feuille 20 lb ($ US/tonne)	760	868
Papiers offset, rouleaux 50 lb ($ US/tonne)	675	770
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	820	930
Pâte KBRN ($ US/TMSA)	480	680

Ventes, expéditions et bénéfice d'exploitation
Les ventes nettes du secteur des papiers, qui représentaient 60 % des ventes nettes consolidées au premier trimestre de 2002, se sont chiffrées à 790 millions de dollars, en hausse de 363 millions de dollars, ou 85 %, par rapport à la même période en 2001. Cette augmentation, attribuable avant tout à l'inclusion des ventes nettes des Usines Acquises, a été en partie atténuée par l'effet de la baisse marquée des prix de vente réalisés des papiers et de la pâte.

Le bénéfice d'exploitation du secteur des papiers s'est chiffré à 18 millions de dollars au premier trimestre de 2002.

Abstraction faite de la provision de 45 millions de dollars liée aux frais de fermeture de l'usine à St. Catharines, le bénéfice d'exploitation s'est établi à 63 millions de dollars, une diminution de 11 millions de dollars, soit 15 %, par rapport à 74 millions de dollars au premier trimestre de 2001. La baisse de 11 millions de dollars est imputable avant tout au recul des prix des papiers et de la pâte, en partie compensée par l'inclusion du bénéfice d'exploitation des Usines Acquises, par la diminution des coûts de la fibre achetée et de l'énergie, par l'effet favorable de la devise américaine plus forte, déduction faite du coût de notre programme de couverture, et par la réalisation de synergies reliées à l'Acquisition.

1 Source : Pulp & Paper Week.

Conjoncture des prix

Au premier trimestre de 2002, nos prix de vente moyens du papier pour reprographie 20 lb (papiers d'affaires) et des rouleaux de papier offset 50 lb (papiers d'impression et de publication non couchés) ont reculé de 78 $ US la tonne, comparativement aux prix obtenus au premier trimestre de 2001. Le 1er avril 2002, nous avons annoncé une majoration de prix de 40 $ US la tonne applicable aux catégories pour reprographie et offset.

Notre moyenne pondérée des prix de vente de tous nos papiers couchés d'impression et de publication a baissé de 53 $ US la tonne au premier trimestre de 2002 par rapport à la même période en 2001.

Les conditions de la pâte commerciale se sont détériorées tout au long de 2001 et sont demeurées difficiles au premier trimestre de 2002, en dépit des efforts consentis par certains grands producteurs canadiens pour réduire la production dans le but d'alléger les stocks. Au premier trimestre de 2002, nos prix de vente de la pâte kraft blanchie de résineux du Nord (KBRN) et de la pâte kraft blanchie de feuillus du Nord (KBFN) ont baissé en moyenne de 186 $ US la tonne métrique par rapport à la même période un an plus tôt.

Rendement de la production

Dans le secteur des papiers, les mesures prises pour améliorer notre compétitivité se sont poursuivies. Les premiers ateliers d'amélioration continue Kaïzen ont pris fin en mars à l'usine de Woodland et au début d'avril pour ce qui est de l'usine de Ashdown. D'autres ateliers Kaïzen et une initiation au contrôle statistique des processus sont prévus pour les Usines Acquises tout au long de l'année, et nous nous attendons à accroître davantage les rendements de la production.

Au premier trimestre de 2002, nous avons effectué des arrêts de production reliés aux conditions du marché de sorte que nous avons réduit de 38 000 tonnes la production de papier, ce qui représente environ 5 % de notre capacité de production au premier trimestre de 2002. Nous avons aussi ralenti la production de pâte de 18 000 tonnes au cours du premier trimestre de 2002. De tels arrêts de production reflètent notre engagement d'ajuster la production en fonction de la demande de nos clients.

Un projet d'amélioration de la qualité visant l'une de nos deux machines à papier de l'usine de Windsor a été achevé en septembre 2001. En raison de certains problèmes de démarrage, nous fonctionnons au ralenti afin de maintenir la grande qualité de nos produits. Nous avons identifié des solutions grâce auxquelles l'usine pourra accroître son rendement et sa productivité et avons mis en œuvre des mesures correctives.

De plus, la certification des procédés de fabrication de l'usine de Cornwall, selon les normes du Forest Stewardship Council (FSC), a été obtenue.

Pendant le premier trimestre de 2002, nous nous sommes concentrés sur la réalisation des synergies reliées à l'Acquisition. En mars 2002, nous avions atteint des économies annualisées de 26 millions de dollars US et nous sommes déterminés à atteindre notre objectif qui consiste à obtenir des économies annualisées de 65 millions de dollars US d'ici la fin de 2002.

Marchands de papier

Information choisie

	Trois mois terminés le 31 mars	
	2002	2001
Ventes nettes (en millions de dollars canadiens)	299	318
Bénéfice d'exploitation (en millions de dollars canadiens)	7	5

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur des marchands de papier, qui représentaient 22 % des ventes nettes consolidées au premier trimestre de 2002, se sont chiffrées à 299 millions de dollars, en baisse de 19 millions de dollars, ou 6 %, comparativement à la période correspondante de 2001. En dépit de l'accroissement des volumes et de l'augmentation de la part de marché dans l'ensemble de l'Amérique du Nord, les prix de vente moindres et le fléchissement de la demande de rouleaux de papiers offset ont donné lieu à une baisse du montant des ventes.

Le bénéfice d'exploitation de 7 millions de dollars dégagé par le secteur des marchands de papier a donné lieu à une marge d'exploitation de 2,2 % au premier trimestre de 2002, comparativement au bénéfice d'exploitation de 5 millions de dollars et à une marge d'exploitation de 1,6 % à la période correspondante de 2001. Ce résultat est attribuable à l'amélioration des marges brutes découlant d'une meilleure composition des ventes et à de nouvelles réductions des frais de vente, généraux et d'administration. Les synergies provenant du groupe des marchands de papier nord-américains nouvellement organisé ont aussi contribué à l'amélioration des marges d'exploitation.

Bois

Information choisie

	Trois mois terminés le 31 mars	
	2002	2001
Ventes nettes (en millions de dollars canadiens)	104	87
Perte d'exploitation (en millions de dollars canadiens)	(10)	(20)
Expéditions (millions de PMP)	224	227
Éventail de produits expédiés (%) :		
Longueurs assorties	46	40
Colombages	33	36
Valeur ajoutée	15	16
Industriel	6	8
Total	100	100
Prix nominaux de référence[1] :		
Bois d'œuvre 2x4x8 ($ US/Mpmp)	356	298

Ventes, expéditions et bénéfice d'exploitation

Dans le secteur du bois, les ventes nettes, qui représentaient 8 % des ventes nettes consolidées au premier trimestre de 2002, se sont établies à 104 millions de dollars, en hausse de 17 millions de dollars, soit 20 %, par rapport à la même période en 2001. Les ventes nettes ont progressé en raison surtout de l'augmentation des prix de ventes réalisés, facteur en partie annulé par la comptabilisation d'une provision de 9 millions de dollars pour droits antidumping qui pourraient être imposés aux exportations de bois d'œuvre de résineux aux États-Unis.

En raison des facteurs précités et des rendements accrus, la perte d'exploitation s'est chiffrée à 10 millions de dollars au premier trimestre de 2002, contre une perte d'exploitation de 20 millions de dollars au trimestre correspondant de 2001.

Conjoncture des prix

Au premier trimestre de 2002, les prix de vente moyens des longueurs assorties ont augmenté de 61 $ US le millier de pieds mesure de planche, et les prix des colombages 2x4 rendus aux Grands Lacs ont augmenté de 57 $ US le millier de pieds mesure de planche, comparativement au trimestre correspondant de 2001. Ces prix de vente ne reflètent pas l'effet négatif des droits compensatoires et antidumping qui pourraient être imposés.

Rendement de la production

Dans le secteur du bois, nous poursuivons la réalisation de notre programme de modernisation des scieries annoncé en avril 2000, qui vise à accroître la rentabilité. Au 31 mars 2002, nous en sommes à mi-chemin dans la mise en œuvre de notre programme.

Anthony-Domtar Inc., une coentreprise détenue à parts égales par Anthony Forest Products Company et Domtar Inc., a bâti un établissement de fabrication à Sault Ste. Marie en Ontario, qui produit une poutrelle profilée en I de qualité supérieure, connue sous la marque de commerce Power JoIst[MC], afin de générer une demande plus stable de certains de nos produits de bois d'œuvre. L'usine a obtenu l'homologation de produits APA (American Plywood Association) en janvier 2002.

En 2001, nous avons atteint notre objectif en matière de certification de l'ensemble de nos pratiques d'aménagement forestier conformément à la norme ISO 14001 ou à la norme FSC (Forest Stewardship Council), et ces certifications concernent désormais 22 millions d'acres de terrains forestiers sous gestion directe.

En outre, le système de planification des ressources de l'organisation (PRO) pour le secteur du bois est entré en service comme prévu le 1er janvier 2002, et les avantages attendus devraient se matérialiser au cours des prochains trimestres.

1 Source: Random Lengths.

Emballages

Information choisie

	Trois mois terminés le 31 mars	
	2002	2001
Ventes nettes (en millions de dollars canadiens)	135	122
Bénéfice d'exploitation (en millions de dollars canadiens)	17	19
Expéditions[1] :		
Cartons-caisses (milliers de TC)	79	83
Cartonnages ondulés (millions de pieds carrés)	1 463	1 235
Prix nominaux de référence[2] :		
Papier couverture (42 lb – $ US/tonne)	417	460

Ventes, expéditions et bénéfice d'exploitation

Notre part de 50 % dans les ventes nettes de Norampac, qui représentaient 10 % des ventes nettes consolidées au premier trimestre de 2002, s'est établie à 135 millions de dollars, en hausse de 13 millions de dollars, soit 11 %, par rapport à la même période en 2001. La hausse est avant tout attribuable à l'augmentation des expéditions de boîtes en carton ondulé liées aux acquisitions récentes de Norampac, en partie réduite par les baisses de prix et les arrêts de production reliés aux conditions du marché.

Par ailleurs, notre part de 50 % dans le bénéfice d'exploitation de Norampac s'est chiffrée à 17 millions de dollars, en baisse de 2 millions de dollars, soit 11 %, par rapport aux 19 millions de dollars enregistrés au premier trimestre de 2001. La baisse s'explique par le recul des prix de vente moyens des cartons-caisses et des cartonnages ondulés ainsi que par l'incidence des arrêts de production liés aux conditions du marché, en partie compensée par l'effet favorable des usines acquises récemment.

Conjoncture des prix

Dans l'ensemble, le prix de vente moyen des cartons-caisses a reculé de 50 $ US la tonne au premier trimestre de 2002, comparativement à la même période un an plus tôt. Sans l'effet des réductions de production par les principaux intervenants de l'industrie, dont Norampac, les prix auraient diminués davantage en raison de la faiblesse actuelle de la conjoncture économique.

Rendement de la production

Au premier trimestre de 2002, Norampac a procédé à des arrêts de production liés aux conditions du marché dans ses usines de cartons-caisses pour un total de 32 000 tonnes, ce qui représentait environ 9 % de la capacité de production au premier trimestre de 2002. Ces arrêts reflètent l'engagement de Norampac d'ajuster sa production aux besoins de la clientèle.

Charge de financement et impôts sur les bénéfices

Charge de financement

Au premier trimestre de 2002, la charge de financement s'est établie à 52 millions de dollars, soit 10 millions de dollars de plus qu'au trimestre correspondant de 2001, en raison surtout de la dette additionnelle contractée relativement à l'Acquisition. L'augmentation a été en partie compensée par la comptabilisation des pertes de changes non réalisées en 2001, à la suite de l'adoption des recommandations comptables modifiées. De plus, les ententes de swaps sur les taux d'intérêt conclus en 2001 ont réduit de 2 millions de dollars la charge de financement au premier trimestre de 2002.

Impôts sur les bénéfices

Notre recouvrement d'impôt sur les bénéfices au premier trimestre de 2002 s'est chiffré à 8 millions de dollars, soit un taux d'imposition de 42,1 % qui est demeuré relativement stable. La charge d'impôt de la période correspondante en 2001 était de 16 millions de dollars, soit un taux d'imposition de 43,2 %.

[1] Soit 50 % des expéditions aux clients externes de Norampac.
[2] Source : Pulp & Paper Week.

Liquidités et ressources financières

Information choisie

(en millions de dollars canadiens)	Trois mois terminés le 31 mars 2002	2001[1]
Flux de trésorerie provenant des activités d'exploitation avant les variations des éléments du fonds de roulement	118	104
Variations des éléments du fonds de roulement	(117)	(109)
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	1	(5)
Dépenses nettes en immobilisations	(27)	(55)
Flux de trésorerie disponibles	(26)	(60)
	31 mars 2002	31 décembre 2001[1]
Ratio de la dette nette aux capitaux totaux (en %)	55	55

Nos principaux besoins en liquidités ont trait au fonds de roulement, aux dépenses en immobilisations ainsi qu'aux paiements du capital et des intérêts sur la dette. Nous prévoyons nous procurer les liquidités dont nous avons besoin surtout au moyen des fonds autogénérés liés à nos exploitations et, dans la mesure nécessaire, au moyen d'emprunts en vertu de notre facilité de crédit renouvelable.

Les flux de trésorerie provenant des activités d'exploitation au premier trimestre de 2002 se sont élevés à 1 million de dollars, soit une augmentation de 6 millions de dollars par rapport à la période correspondante l'an dernier. Le premier trimestre de l'exercice se ressent habituellement des besoins saisonniers élevés en fonds de roulement, en particulier dans le secteur du bois.

Les dépenses nettes en immobilisations se sont élevées à 27 millions de dollars au premier trimestre de 2002, en baisse de 28 millions de dollars par rapport au niveau enregistré au premier trimestre de 2001. Nous avons l'intention de limiter les dépenses en immobilisations annuelles au cours des deux prochaines années à 75 % de l'amortissement, soit à environ 290 millions de dollars par année. Ce montant inclut environ 140 millions de dollars pour les dépenses en immobilisations affectées à l'entretien annuel.

Les flux de trésorerie disponibles (flux de trésorerie provenant des activités d'exploitation, moins les dépenses en immobilisations nettes) ont été négatifs de 26 millions de dollars au premier trimestre de 2002, comparativement aux flux de trésorerie disponibles négatifs de 60 millions de dollars pour la période correspondante de 2001, reflétant la diminution des dépenses en immobilisations.

Le ratio de la dette nette aux capitaux totaux au 31 mars 2002 était de 55 %, inchangé depuis le 31 décembre 2001. L'endettement net, y compris notre part de 50 % dans l'endettement net de Norampac, soit 241 millions de dollars, s'élevait à 2 986 millions de dollars au 31 mars 2002, contre 2 919 millions de dollars à la fin de 2001, y compris notre part de 50 % dans l'endettement net de Norampac, soit 192 millions de dollars. La vente de créances hors bilan représentait 240 millions de dollars au 31 mars 2002, par rapport à 238 millions de dollars au 31 décembre 2001. Nous prévoyons, à l'avenir, poursuivre la vente de créances sur une base continue, puisque le taux d'intérêt implicite sur la vente de créances est moindre que le taux d'intérêt sur nos emprunts. Si nous ne parvenons pas à le faire, nos besoins en fonds de roulement augmenteront.

La tranche restante du prêt à terme totalisait 730 millions de dollars US au 31 mars 2002 et était inchangée par rapport au solde du 31 décembre 2001. Le prêt à terme porte intérêt au taux LIBOR en dollars US, ou au taux préférentiel aux États-Unis, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Au 31 mars 2002, une tranche de 50 millions de dollars de la facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée et les lettres de crédit émises totalisaient 18 millions de dollars, de sorte que les disponibilités en vertu de la facilité représentaient 457 millions de dollars US. Au 31 décembre 2001, une tranche de 15 millions de dollars de la facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée sous forme de découvert et incluse dans la « Dette bancaire » et les lettres de crédit émises totalisaient 11 millions de dollars. Les emprunts en vertu de la facilité de crédit renouvelable existante portent intérêt à un taux fondé sur les acceptations bancaires en dollars canadiens ou sur le taux LIBOR en dollars US, ou sur le taux préférentiel, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

1 Les chiffres ont été redressés à la suite de l'adoption des recommandations comptables modifiées telles que décrites dans la section « Changements de conventions comptables ».

Les conventions de fiducie en vertu desquelles certaines de nos dettes ont été émises comportent des clauses restrictives, notamment une limite au montant de dividendes que nous pouvons verser, au montant d'actions que nous pouvons racheter aux fins d'annulation et aux emprunts à terme que nous pouvons contracter. Nos facilités de crédit bancaires comportent certaines clauses restrictives trimestrielles. Notre facilité de crédit renouvelable non garantie de 500 millions de dollars US exige de notre part des frais d'engagement en vertu des pratiques bancaires courantes.

Au 29 avril 2002, nous avions 227 222 167 actions ordinaires, 69 576 actions privilégiées de série A et 1 800 000 actions privilégiées de série B, qui étaient émises et en circulation.

Risques et incertitudes

Prix des produits

Notre rendement financier dépend des prix de vente de nos produits. Les marchés de la plupart des produits de papier, de pâte, de bois d'œuvre et d'emballage sont cycliques et sont influencés par plusieurs facteurs indépendants de notre volonté. Ces facteurs incluent les périodes d'offre excédentaire de produits résultant de l'ajout de nouvelles installations de production dans l'industrie, les périodes où la demande diminue en raison de la faiblesse de l'activité économique générale en Amérique du Nord ou sur les marchés internationaux, le déstockage chez les clients et les fluctuations des taux de change. En période de prix peu élevés, nous avons connu, et nous pourrions connaître encore, des périodes de baisse des revenus et d'amenuisement des marges entraînant de fortes diminutions de la rentabilité et quelquefois des pertes nettes. (Voir l'analyse de sensibilité).

Frais d'exploitation

Les frais d'exploitation de nos activités commerciales pourraient être influencés par des augmentations ou des réductions des prix de l'énergie et d'autres matières premières par suite de l'évolution de la conjoncture économique ou en raison de questions particulières liées à l'offre et à la demande.

Concurrence

Le marché des papiers non couchés sans pâte mécanique fait actuellement l'objet d'importants regroupements, les cinq plus grands producteurs représentant environ 75 % du marché nord-américain. À l'heure actuelle, notre entreprise de fabrication intégrée et de commercialisation de papiers non couchés sans pâte mécanique vient au troisième rang en importance en Amérique du Nord. Nous livrons concurrence à un bon nombre de sociétés importantes œuvrant sur ce marché. Le marché des produits de papier couché est vaste et la concurrence s'y livre à l'échelle mondiale. Les marchés pour notre bois et notre pâte commerciale sont également vastes et très fragmentés. Le marché des produits d'emballage dans lequel Norampac livre concurrence a fait l'objet de regroupements considérables au cours des dernières années, donnant naissance à un certain nombre de concurrents importants. Bien que la concurrence dans tous nos secteurs d'activité s'exerce surtout par rapport au prix, elle peut également être axée sur la qualité et le service à la clientèle, y compris, dans certains cas, les conseils techniques prodigués à la clientèle. Par exemple, la nature très technique des papiers de spécialité limite la concurrence, car ce ne sont pas toutes les usines de papier qui peuvent produire les papiers requis. La concurrence sur ce marché est généralement axée davantage sur la qualité et le service que sur le prix.

Taux de change

Les fluctuations du taux de change entre le dollar canadien et le dollar américain influent sur les revenus que nous tirons d'un grand nombre de nos produits. Le prix d'un grand nombre de nos produits, y compris ceux que nous vendons au Canada, est surtout tributaire du prix des produits semblables sur le marché américain. En conséquence, toute dépréciation du dollar américain par rapport au dollar canadien réduit les revenus en dollars canadiens que nous réalisons sur nos ventes. Les fluctuations du taux de change sont indépendantes de notre volonté, et il se peut que le dollar américain se déprécie par rapport au dollar canadien dans l'avenir, ce qui diminuerait les revenus et les marges. Dans le but de réduire l'effet potentiellement défavorable d'une dépréciation du dollar américain, nous couvrons la valeur d'une partie de nos rentrées futures nettes prévues en dollars US pour une période pouvant aller jusqu'à trois ans. Nos activités de couverture au 31 décembre 2001 totalisant 1 106 millions de dollars US (dont 681 millions de dollars US viennent à échéance en 2002) protègent la valeur d'une partie de nos rentrées futures nettes prévues en dollars US à un taux moyen de 1,45 pour les trois prochaines années; elles limitent aussi les avantages que Domtar retirerait d'une hausse du dollar US à un taux moyen maximum de 1,51 pour cette même période.

Réglementation en matière d'environnement

La réglementation américaine et canadienne relative à l'environnement, à laquelle nous sommes assujettis, porte, entre autres, sur les émissions atmosphériques, la coupe du bois d'œuvre, le rejet des eaux usées, la gestion des déchets, la qualité des nappes d'eau souterraines, la protection de la faune et de la flore, les sites d'enfouissement, la santé et la sécurité des employés et le rejet de substances dans l'environnement. Cette réglementation nous contraint à obtenir des permis et des autorisations des autorités gouvernementales compétentes et à exercer nos activités conformément aux conditions de ces permis et autorisations. Les organismes de réglementation exercent un très grand pouvoir discrétionnaire quant à l'octroi des permis et quant au moment de leur délivrance. Si nous ne nous conformons pas aux exigences applicables, nos activités aux établissements en cause pourraient être assujettis à d'importantes amendes et à des ordonnances exigeant que des dépenses additionnelles soient engagées, ce qui pourrait porter atteinte à nos résultats financiers et à notre situation financière. De plus, nous pourrions être tenus d'engager d'autres dépenses importantes par suite de modifications apportées aux lois et aux règlements en matière d'environnement.

Nous prévoyons continuer à engager continuellement des dépenses en immobilisations et des frais d'exploitation pour nous conformer et demeurer conformes aux nouvelles exigences en matière d'environnement ainsi que pour mettre à niveau l'équipement actuel. En date du 31 mars 2002, nous avons engagé des dépenses en immobilisations environnementales de 1 million de dollars, principalement dans le but d'améliorer les émissions dans l'atmosphère.

Responsabilité environnementale

Nous continuons de prendre des mesures correctives à certains sites existants et anciens, suite, notamment, à la contamination du sol et de certaines nappes d'eau souterraines à ces endroits. Au 31 mars 2002, nous avions une provision de 50 millions de dollars pour les frais connus et déterminables de restauration reliés surtout à notre ancienne entreprise de préservation du bois, que nous avons vendue en 1993, et à des sites dans diverses provinces canadiennes. Les processus d'enquête et de restauration des lieux peuvent être longs et incertains en raison des changements touchant les exigences réglementaires, de la mise au point d'applications techniques, de la répartition de la responsabilité éventuelle entre les parties et du pouvoir discrétionnaire des organismes de réglementation. C'est pourquoi, on ne peut évaluer avec certitude le montant réel des frais associés à la restauration des lieux ainsi que le moment où ils seront engagés. Les frais de restauration des lieux pourraient finalement excéder le montant de la provision que nous avons constituée. De plus, nous faisons l'objet de réclamations et de poursuites liées à des questions environnementales qui sont actuellement contestées. Il est possible que les frais occasionnés dépassent les sommes comptabilisées pour couvrir ces réclamations et poursuites.

Actions en justice

Dans le cours normal de nos activités, nous sommes parties à diverses actions en justice. Bien que l'issue d'actions en instance au 31 mars 2002 ne puisse être prédite avec certitude, nous considérons que leur résolution n'aura pas une incidence défavorable importante sur notre situation financière, nos résultats ou nos flux de trésorerie.

Droits en matière d'exportation de bois d'œuvre

Nos ventes de bois représentent environ 8 % de nos ventes nettes consolidées, et nous exportons environ 62 % de nos produits de bois d'œuvre de résineux aux États-Unis.

Le *Department of Commerce* des États-Unis a annoncé qu'il imposerait des droits compensatoires et des droits antidumping totaux de 27,22 % à l'industrie canadienne du bois d'œuvre résineux. Aucun droit en espèces ne sera versé avant que l'International Trade Commission des États-Unis rende sa décision finale quant à l'existence d'un préjudice, décision qui est prévue en mai 2002. Le gouvernement du Canada conteste ces droits devant l'Organisation mondiale du commerce et en vertu de l'Accord de libre-échange nord-américain.

Nous pourrions enregistrer une baisse des revenus et des marges dans notre secteur du bois suite à la conclusion d'une nouvelle entente entre le Canada et les États-Unis ou à l'imposition de droits antidumping et compensatoires.

Analyse de sensibilité

Notre bénéfice d'exploitation, bénéfice net et bénéfice par action pourraient subir l'effet des variations suivantes :

(en millions de dollars canadiens, à l'exception du bénéfice par action)

	Incidence annuelle sur le [c]		
	Bénéfice d'exploitation	Bénéfice net	Bénéfice par action
Variation de 10 $ US par unité du prix de vente des produits suivants : [a]	$	$	$
Papiers			
Papiers pour reprographie et offset	19	12	0,05
Papiers d'impression non couchés et papiers numériques haut de gamme	11	7	0,03
Papiers d'impression couchés	6	4	0,02
Papiers d'usage technique et de spécialité	6	4	0,02
Pâte – position nette	7	5	0,02
Bois			
Bois d'œuvre	15	10	0,04
Emballages			
Cartons-caisses	6	4	0,02
Devises			
Variation de 1 ¢ CA en valeur relative par rapport au dollar US			
Après couverture [b]	4	3	0,01
Avant couverture	10	6	0,03
Taux d'intérêt			
Variation de 1 % du taux d'intérêt sur notre dette à taux variable	S/O	9	0,04

(a) Compte tenu des capacités de production pour 2002 (en tonnes ou Mpmp)
(b) Compte tenu du portefeuille d'instruments de couverture des taux de change pour la période 1er janvier au 31 décembre 2002.
(c) Compte tenu du taux de change de 1,55 et d'un taux marginal d'imposition de 35 %.

Prix nominaux de référence [1]	1995	1996	1997	1998	1999	2000	2001	T1 2001	T1 2002
Papiers									
Papiers pour reprographie, feuille 20 lb ($ US/tonne)	1 123	848	769	780	778	877	815	868	760
Papiers offset, rouleaux 50 lb ($ US/tonne)	983	736	756	666	659	757	719	770	675
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	1 200	943	941	909	851	948	853	930	820
Pâte KBRN ($ US/TMSA)	874	586	588	544	541	685	558	680	480
Bois									
Bois d'œuvre 2x4x8 ($ US/Mpmp)	335	403	383	376	390	316	345	298	356
Emballages									
Papier couverture (42 lb – $ US/tonne)	511	371	336	373	400	468	445	460	417

	1995	1996	1997	1998	1999	2000	2001	T1 2001	T1 2002
Indices des prix de vente	120 %	100 %	99 %	94 %	93 %	102 %			
Indices des prix de vente après l'Acquisition							96 %	100 %	91 %

Changements de conventions comptables

Rémunérations et autres paiements à base d'actions

Avec prise d'effet le 1er janvier 2002, nous avons adopté les nouvelles recommandations de l' ICCA concernant les rémunérations et autres paiements à base d'actions. Ces recommandations exigent qu'une méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser certains types d'attributions à base d'actions. Les recommandations n'exigent pas l'utilisation de la méthode de la juste valeur pour la comptabilisation de toutes les autres attributions à base d'actions aux employés. Les recommandations traitent également de la comptabilisation des droits à la plus-value d'actions et des attributions à être réglées en espèces, au moyen d'autres actifs financiers ou au moyen d'instruments de capitaux propres. Nous avions choisi d'utiliser la méthode de la juste valeur pour enregistrer l'octroi des options à ses employés.

Conformément aux dispositions transitoires des nouvelles recommandations, nous avons adopté les nouvelles recommandations ayant trait aux attributions consenties après le 1er janvier 2002. L'adoption de ces recommandations n'a pas eu d'effet matériel sur les résultats du premier trimestre de 2002.

1 Source : Pulp & Paper Week and Random Lengths.
Le terme « tonne » a trait à une tonne courte, unité de mesure impériale qui équivaut à 0,9072 tonne métrique.

Conversion des devises étrangères

Avec prise d'effet le 1er janvier 2002, nous avons adopté les recommandations modifiées de l'ICCA concernant la comptabilisation de la conversion des devises étrangères. Ces recommandations éliminent l'exigence relative au report et à l'amortissement des gains et pertes de change non réalisés sur un élément monétaire libellé en devises étrangères dont la durée de vie prédéterminée ou prévisible s'étend au-delà de la fin de l'exercice subséquent.

Conformément aux dispositions transitoires des recommandations modifiées, nous avons appliqué les recommandations de manière rétroactive avec redressement des exercices antérieurs. L'effet cumulatif de l'adoption des recommandations, totalisant 32 millions de dollars (22 millions de dollars, déduction faite des impôts) a été porté en réduction du solde des Bénéfices non répartis à l'ouverture de l'exercice terminé le 31 décembre 2001. La charge de financement du premier trimestre de 2001 a été augmentée de 17 millions de dollars (13 millions de dollars, déduction faite des impôts) pour refléter l'application de ces recommandations. L'impact total de ces recommandations sur les résultats de l'exercice terminé le 31 décembre 2001 était de 15 millions de dollars (12 millions de dollars, déduction faite des impôts).

Nous avons désigné toute notre dette à long terme libellée en dollars US comme couverture de l'investissement net dans des filiales étrangères autonomes et, si nécessaire, comme couverture de devises étrangères de nos rentrées futures continues en dollars US. Pour la dette désignée comme couverture de l'investissement net dans les filiales étrangères autonomes, les gains et pertes de change sont inclus dans le poste Redressements cumulés de conversion des devises étrangères. Pour le reste de la dette à long terme libellée en dollars US désignée comme couverture des rentrées futures continues en dollars US, les gains et pertes de change sont reportés et sont constatés aux résultats lors du remboursement de la dette ou dans l'éventualité que les couvertures cessent d'être efficaces.

Écarts d'acquisition et autres actifs incorporels

Avec prise d'effet le 1er janvier 2002, nous avons adopté les nouvelles recommandations de l'ICCA concernant la comptabilisation des écarts d'acquisition et autres actifs incorporels, en vertu desquelles les actifs incorporels d'une durée de vie indéfinie et les écarts d'acquisition ne sont plus amortis et doivent être soumis à un test de dépréciation annuel, en comparant la juste valeur des actifs à leur valeur comptable. Les actifs incorporels dont la durée de vie est limitée continueront d'être amortis sur leur durée de vie utile. Conformément aux dispositions transitoires des nouvelles recommandations, nous effectuerons d'ici le 30 juin 2002 un test de dépréciation de ses écarts d'acquisition totalisant 74 millions de dollars au 31 décembre 2001 et, s'il y a lieu, constaterons une perte de valeur à titre de redressement du solde d'ouverture des Bénéfices non répartis de l'exercice 2002. L'amortissement de l'écart d'acquisition était de 1 million de dollars pour le premier trimestre de 2001.

Perspectives

Nous estimons que la faiblesse de la conjoncture économique actuelle continuera d'exiger beaucoup de tous nos secteurs d'activité au cours des prochains trimestres. Par contre, les indicateurs économiques laissent entrevoir une amélioration des conditions plus tard au cours de l'année.

Notre confiance dans les principes fondamentaux à long terme du marché des papiers non couchés sans pâte mécanique ne se dément pas, comme l'atteste la majoration de prix de 40 $ US la tonne annoncée pour les papiers non couchés sans pâte mécanique entrée en vigueur en avril 2002. Nous continuerons de renforcer nos relations avec les clients et aussi de surveiller étroitement les stocks afin de maintenir des niveaux optimaux qui répondent aux besoins de nos clients.

Nous croyons que l'Acquisition et nos autres initiatives en matière d'amélioration du bénéfice nous donnent les moyens de soutenir efficacement la concurrence et de tirer parti de toute remontée de l'économie.

États financiers consolidés

Résultats consolidés

Trois mois terminés le 31 mars

(en millions de dollars canadiens, sauf indication contraire)	2002	2002	2001
	(non vérifiés)		
			Redressés (note 2)
	$US (note 3)	$	$
Ventes nettes	833	1 328	954
Charges d'exploitation			
Coût des produits vendus	674	1 074	759
Frais de vente, généraux et d'administration	51	81	57
Amortissement	60	96	60
Frais de fermeture (note 6)	28	45	–
	813	1 296	876
Bénéfice d'exploitation	20	32	78
Charge de financement	33	52	42
Amortissement du gain reporté	(1)	(1)	(1)
Bénéfice (perte) avant impôts sur les bénéfices	(12)	(19)	37
Impôts sur les bénéfices (recouvrement)	(5)	(8)	16
Bénéfice (perte) net(te)	(7)	(11)	21
Par action ordinaire (note 5)			
Bénéfice (perte) net(te)			
De base	(0,03)	(0,05)	0,11
Dilué(e)	(0,03)	(0,05)	0,11
Nombre moyen pondéré d'actions ordinaires en circulation (millions)			
De base	226,5	226,5	180,3
Dilué(e)	227,6	227,6	181,0

Les notes afférentes font partie intégrante des états financiers consolidés.

Bénéfices non répartis consolidés

Trois mois terminés le 31 mars

(en millions de dollars canadiens, sauf indication contraire)	2002	2002	2001
	(non vérifiés)		
			Redressés (note 2)
	$US (note 3)	$	$
Bénéfices non répartis à l'ouverture de la période – tels que présentés	426	679	557
Effet cumulatif du changement de convention comptable (note 2)	(21)	(34)	(22)
Bénéfices non répartis à l'ouverture de la période – tels que redressés	405	645	535
Bénéfice (perte) net(te)	(7)	(11)	21
Dividendes sur les actions ordinaires	(5)	(8)	(6)
Dividendes sur les actions privilégiées	–	–	(1)
Prime au rachat aux fins d'annulation des actions ordinaires	–	–	(1)
Bénéfices non répartis à la clôture de la période	393	626	548

Les notes afférentes font partie intégrante des états financiers consolidés.

Bilans consolidés

(en millions de dollars canadiens, sauf indication contraire)	31 mars 2002 (non vérifiés)	31 mars 2002 (non vérifiés)	31 décembre 2001 Redressés (note 2)
	$ US (note 3)	$	$
Actif			
Actif à court terme			
Espèces et quasi-espèces	41	65	36
Débiteurs	244	389	300
Stocks	497	792	779
Frais payés d'avance	15	24	24
Impôts futurs	18	29	29
	815	1 299	1 168
Placements et avances	19	30	55
Terrains, bâtiments et matériel	3 469	5 528	5 600
Autres éléments d'actifs	160	255	232
	4 463	7 112	7 055
Passif et avoir des actionnaires			
Passif à court terme			
Dette bancaire	28	45	45
Fournisseurs et autres créditeurs	456	727	719
Impôts sur les bénéfices et autres taxes à payer	11	17	19
Tranche de la dette à long terme échéant à moins d'un an	35	56	38
	530	845	821
Dette à long terme	1 851	2 950	2 872
Impôts futurs	324	517	528
Autres éléments de passif et crédits reportés	241	384	408
Avoir des actionnaires			
Actions privilégiées	30	47	48
Actions ordinaires	1 094	1 743	1 731
Bénéfices non répartis	393	626	645
Redressements cumulés de conversion des devises étrangères	–	–	2
	1 517	2 416	2 426
	4 463	7 112	7 055

Les notes afférentes font partie intégrante des états financiers consolidés.

Flux de trésorerie consolidés

Trois mois terminés le 31 mars

(en millions de dollars canadiens, sauf indication contraire)

	2002	2002	2001
	(non vérifiés)		
			Redressés (note 2)
	$ US (note 3)	$	$
Activités d'exploitation			
Bénéfice (perte) net(te)	(7)	(11)	21
Éléments hors caisse :			
Amortissement	69	110	60
Impôts futurs	(9)	(14)	4
Amortissement du gain reporté	(1)	(1)	(1)
Frais de fermeture excluant la dévaluation des terrains, bâtiments et matériel (note 6)	20	31	–
Autres	2	3	20
	74	118	104
Variation des éléments du fonds de roulement			
Débiteurs	(39)	(62)	(36)
Stocks	(6)	(11)	(53)
Frais payés d'avance	(1)	(1)	(6)
Fournisseurs et autres créditeurs	(27)	(44)	(21)
Impôts sur les bénéfices et autres taxes à payer	(1)	(1)	7
Autres	1	2	–
	(73)	(117)	(109)
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	1	1	(5)
Activités d'investissement			
Acquisitions nettes de terrains, bâtiments et matériel	(17)	(27)	(55)
Acquisitions d'entreprises	(16)	(26)	–
Autres	(10)	(16)	(7)
Flux de trésorerie utilisés par les activités d'investissement	(43)	(69)	(62)
Activités de financement			
Dividendes versés	(5)	(8)	(7)
Évolution de la dette bancaire	–	–	(15)
Évolution des crédits bancaires renouvelables, déduction faite des frais	59	94	90
Émissions d'actions ordinaires, déduction faite des frais	8	12	2
Rachats d'actions privilégiées	(1)	(1)	(1)
Flux de trésorerie provenant des activités de financement	61	97	69
Augmentation nette des espèces et quasi-espèces	19	29	2
Espèces et quasi-espèces à l'ouverture de la période	22	36	29
Espèces et quasi-espèces à la clôture de la période	41	65	31

Les notes afférentes font partie intégrante des états financiers consolidés.

Notes

Trois mois terminés le 31 mars (non vérifiés)
(en millions de dollars canadiens, sauf indication contraire)

1. Mode de présentation

De l'avis de la direction, les états financiers consolidés intermédiaires non vérifiés ci-joints, dressés selon les principes comptables généralement reconnus du Canada, contiennent tous les ajustements nécessaires pour présenter fidèlement la situation financière de Domtar Inc. (Domtar) au 31 mars 2002 et au 31 décembre 2001, ainsi que les résultats de son exploitation et ses flux de trésorerie pour les trois mois terminés les 31 mars 2002 et 2001.

Bien que la direction estime que l'information est divulguée de façon adéquate, ces états financiers consolidés intermédiaires non vérifiés et les notes afférentes devraient être lus conjointement avec les états financiers consolidés annuels de Domtar.

Les conventions comptables utilisées dans la préparation de ces états financiers consolidés intermédiaires non vérifiés sont les mêmes que celles utilisées pour les plus récents états financiers consolidés annuels, à l'exception des changements décrits à la note 2.

2. Changements de conventions comptables

Rémunérations et autres paiements à base d'actions

Avec prise d'effet le 1er janvier 2002, Domtar a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) concernant les rémunérations et autres paiements à base d'actions. Ces recommandations exigent qu'une méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser certains types d'attributions à base d'actions. Les recommandations n'exigent pas l'utilisation de la méthode de la juste valeur pour la comptabilisation de toutes les autres attributions à base d'actions aux employés. Les recommandations traitent également de la comptabilisation des droits à la plus-value d'actions et des attributions à être réglées en espèces, au moyen d'autres actifs financiers ou au moyen d'instruments de capitaux propres. Domtar a choisi d'utiliser la méthode de la juste valeur pour enregistrer l'octroi des options à ses employés.

Conformément aux dispositions transitoires des nouvelles recommandations, Domtar a adopté les nouvelles recommandations ayant trait aux attributions consenties après le 1er janvier 2002. L'adoption de ces recommandations n'a pas eu d'effet matériel sur les résultats du premier trimestre de 2002.

Conversion des devises étrangères

Avec prise d'effet le 1er janvier 2002, Domtar a adopté les recommandations modifiées de l'ICCA concernant la comptabilisation de la conversion des devises étrangères. Ces recommandations éliminent l'exigence relative au report et à l'amortissement des gains et pertes de change non réalisés sur un élément monétaire libellé en devises étrangères dont la durée de vie prédéterminée ou prévisible s'étend au-delà de la fin de l'exercice subséquent.

Conformément aux dispositions transitoires des recommandations modifiées, Domtar a appliqué les recommandations de manière rétroactive avec redressement des exercices antérieurs. L'effet cumulatif de l'adoption des recommandations, totalisant 32 millions de dollars (22 millions de dollars, déduction faite des impôts) a été porté en réduction du solde des Bénéfices non répartis à l'ouverture de l'exercice terminé le 31 décembre 2001. La charge de financement du premier trimestre de 2001 a été augmentée de 17 millions de dollars (13 millions de dollars, déduction faite des impôts) pour refléter l'application de ces recommandations. L'impact total de ces recommandations sur les résultats de l'exercice terminé le 31 décembre 2001 était de 15 millions de dollars (12 millions de dollars, déduction faite des impôts).

Domtar a désigné toute sa dette à long terme libellée en dollars US comme couverture de l'investissement net dans des filiales étrangères autonomes et, si nécessaire, comme couverture de devises étrangères de ses rentrées futures continues en dollars US. Pour la dette désignée comme couverture de l'investissement net dans les filiales étrangères autonomes, les gains et pertes de change sont inclus dans le poste Redressements cumulés de conversion des devises étrangères. Pour le reste de la dette à long terme libellée en dollars US désignée comme couverture des rentrées futures continues en dollars US, les gains et pertes de change sont reportés et sont constatés aux résultats lors du remboursement de la dette ou dans l'éventualité que les couvertures cessent d'être efficaces.

Écarts d'acquisition et autres actifs incorporels

Avec prise d'effet le 1er janvier 2002, Domtar a adopté les nouvelles recommandations de l'ICCA concernant la comptabilisation des écarts d'acquisition et autres actifs incorporels, en vertu desquelles les actifs incorporels d'une durée de vie indéfinie et les écarts d'acquisition ne sont plus amortis et doivent être soumis à un test de dépréciation annuel, en comparant la juste valeur des actifs à leur valeur comptable. Les actifs incorporels dont la durée de vie est limitée continueront d'être amortis sur leur durée de vie utile. Conformément aux dispositions transitoires des nouvelles recommandations, la Société effectuera d'ici le 30 juin 2002 un test de dépréciation de ses écarts d'acquisition totalisant 74 millions de dollars au 31 décembre 2001 et, s'il y a lieu, constatera une perte de valeur à titre de redressement du solde d'ouverture des Bénéfices non répartis de l'exercice 2002. L'amortissement de l'écart d'acquisition était de 1 million de dollars pour le premier trimestre de 2001.

3. Montants en dollars US

Les états financiers consolidés intermédiaires non vérifiés sont exprimés en dollars canadiens et seulement pour le bénéfice du lecteur, les états financiers du premier trimestre de 2002 ainsi que les tableaux de certaines notes afférentes ont été convertis en dollars US au taux de clôture du mois de mars 2002 de 1,5935 dollar canadien pour 1 dollar US. Cette conversion ne doit pas être considérée comme une application des recommandations comptables relatives à la conversion des devises étrangères, mais comme une information supplémentaire fournie au lecteur.

4. Acquisitions d'entreprises

Le 21 janvier 2002, Norampac (une coentreprise détenue à parts égales par la Société et Cascades inc.) a acquis toutes les actions émises et en circulation de Star Container Corp., une usine de transformation de cartonnage ondulé située à Leominster (Massachusetts), pour une contrepartie totale d'approximativement 50 millions de dollars payée comptant. De plus, au cours du trimestre, Norampac a procédé a certaines autres acquisitions pour une contrepartie totale de 1 million de dollars payée comptant. La quote-part de la Société dans ces acquisitions était de 26 millions de dollars.

5. Bénéfice (perte) par action

Le tableau suivant présente le rapprochement entre le bénéfice (perte) de base par action et le bénéfice (perte) dilué(e) par action :

	2002	2002	2001
	(non vérifiés)		
	$ US (note 3)	$	$
Bénéfice (perte) net(te)	(7)	(11)	21
Montant requis pour les dividendes sur les actions privilégiées	–	–	1
Bénéfice (perte) net(te) se rapportant aux actions ordinaires	(7)	(11)	20
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	226,5	226,5	180,3
Effet de dilution des options d'achat d'actions (millions)	1,1	1,1	0,7
Nombre moyen pondéré d'actions ordinaires diluées en circulation (millions)	227,6	227,6	181,0
Bénéfice (perte) par action de base	(0,03)	(0,05)	0,11
Bénéfice (perte) par action dilué(e)	(0,03)	(0,05)	0,11

6. Frais de fermeture

Le 27 mars 2002, Domtar a annoncé la fermeture définitive de l'usine de St. Catharines en Ontario, ainsi que d'une machine à papier à l'usine de Nekoosa au Wisconsin. La fermeture de l'usine de St. Catharines, prévue pour la fin de septembre 2002, a résulté en une charge au premier trimestre de 2002 de 45 millions de dollars (30 millions de dollars, déduction faite des impôts), incluant 14 millions de dollars de charges pour la dévaluation de terrains, de bâtiments et de matériel à leur valeur de réalisation estimative, et 31 millions de dollars de charges pour les autres engagements et éventualités reliés à cette usine.

La fermeture d'une machine à papier à l'usine de Nekoosa, acquise durant le troisième trimestre de 2001, découle d'une étude en cours depuis son acquisition et, conformément aux recommandations de l'ICCA, les charges concernant la fermeture de cette machine à papier de 10 millions de dollars (6 millions de dollars US) sont comptabilisées comme partie intégrante de la ventilation du prix d'acquisition entre les actifs acquis et les passifs assumés à la date d'acquisition et, par conséquent, n'affectent pas les résultats du premier trimestre de 2002.

7. Informations sectorielles

Domtar compte quatre secteurs isolables décrits ci-après. Chacun de ces secteurs offre différents produits et services et applique des stratégies différentes en matière de technologie et de commercialisation. Le résumé qui suit décrit les activités de chacun des secteurs isolables de Domtar :

Papiers – secteur qui regroupe la fabrication et la distribution des papiers d'affaires, d'impression et de publication, à usage technique et de spécialité, ainsi que de la pâte.

Marchands de papier – secteur qui achète, entrepose, vend et distribue des papiers d'affaires et d'impression, des fournitures d'arts graphiques et des produits industriels fabriqués par les usines de papier de Domtar de même que par d'autres fabricants.

Bois – secteur qui comprend la fabrication et la distribution de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières.

Emballages – secteur qui comprend la participation de 50 % de la Société dans Norampac, une entreprise qui fabrique et distribue des cartons-caisses et des cartonnages ondulés.

Domtar évalue la performance selon le bénéfice d'exploitation, à savoir les ventes, reflétant les prix de cession interne entre les secteurs à la valeur marchande, moins les frais imputables avant la charge de financement et les impôts sur les bénéfices. Les actifs sectoriels sont les actifs utilisés directement dans les activités d'exploitation du secteur.

Données sectorielles

	2002	2002	2001
	(non vérifiés)		
	$ US (note 3)	$	$
Ventes nettes			
Papiers	552	880	500
Marchands de papier	187	299	318
Bois	75	119	110
Emballages	86	137	126
Total des secteurs isolables	900	1 435	1 054
Ventes intersectorielles – Papiers	(57)	(90)	(73)
Ventes intersectorielles – Bois	(9)	(15)	(23)
Ventes intersectorielles – Emballages	(1)	(2)	(4)
Ventes nettes consolidées	833	1 328	954
Amortissement			
Papiers[a]	58	92	45
Marchands de papier	1	1	1
Bois	5	9	7
Emballages	4	7	7
Total des secteurs isolables	68	109	60
Siège social	1	1	–
Amortissement consolidé	69	110	60

7.

Informations sectorielles (suite)

	2002	2002	2001
	(non vérifiés)		
	$US (note 3)	$	$
Bénéfice (perte) d'exploitation			
Papiers[a]	11	18	74
Marchands de papier	4	7	5
Bois	(6)	(10)	(20)
Emballages	11	17	19
Bénéfice d'exploitation consolidé	20	32	78
Acquisitions nettes de terrains, bâtiments et matériel			
Papiers	11	17	34
Marchands de papier	1	1	2
Bois	2	3	14
Emballages	3	5	6
Total des secteurs isolables	17	26	56
Siège social	1	2	1
Cessions de terrains, bâtiments et matériel	(1)	(1)	(2)
Acquisitions consolidées nettes de terrains, bâtiments et matériel	17	27	55

	31 mars 2002 (non vérifiés) $US (note 3)	31 mars 2002 (non vérifiés)	31 décembre 2001 Redressés (note 2)
Actif sectoriel			
Papiers	3 417	5 445	5 512
Marchands de papier	139	222	208
Bois	406	647	563
Emballages	409	651	626
Total des secteurs isolables	4 371	6 965	6 909
Siège social	92	147	146
Actif consolidé	4 463	7 112	7 055

(a) Les résultats du premier trimestre de 2002 comprennent une charge de 45 millions de dollars (30 millions de dollars, déduction faite des impôts) incluant 14 millions de dollars pour la dévaluation de terrains, de bâtiments et de matériel relativement à la fermeture définitive des deux machines à papier de l'usine de St. Catharines en Ontario.

Votre vie, nos produits



	Clients	Produits	Applications
Papiers 60 % [(1)]	**Papiers d'affaires** Bureaux Résidences privées	Reprographie Numérique haut de gamme	Photocopies Documents de bureau Présentations
	Papiers d'impression et de publication Imprimeurs et éditeurs commerciaux	Offset Transformation commerciale Léger non couché Opaque Édition et couverture Léger couché Haut de gamme couché Ordinaire couché	Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes Papeterie Rapports annuels Livres Catalogues Magazines
Marchands de papier 22 % [(1)]	**Papiers d'usage technique et de spécialité** Transformateurs et fabricants de produits finis	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables	Emballages pour aliments et friandises Blouses de chirurgien Notes autocollantes Papiers pour chèques sécurisés Papier peint
Bois 8 % [(1)]	**Bois d'œuvre à valeur ajoutée et bois de dimensions** Centres de rénovation domiciliaire Grossistes et distributeurs	Premium, Catégorie J, Platelage de patio, bois classé par contrainte mécanique (MSR), I-Joist Bois de dimensions Bois de colombage	Construction et rénovation Construction résidentielle
	Composantes de bois Usines de seconde transformation du bois	Composantes de bois	Seconde transformation en châssis de lits, en étagères, en composantes de portes et fenêtres, etc.
Emballages 10 % [(1)]	**Emballages** Fabricants de cartons-caisses Utilisateurs finaux de cartons-caisses	Boîtes de carton ondulé fabriquées selon les spécifications du client	Emballages variés de très petits à de très grands objets








PIZZ
PIZZ
2 PIZZAS

(1) Selon les ventes nettes du 1er trimestre de 2002

1. Domtar Inc. Premier trimestre 2002

Faits saillants


Ventes nettes
(en millions de $ CA)
867 832 954 945 954 944 1 177 1 302 1 328
T1 T2 T3 T4 T1 T2 T3 T4 T1



BAIIA
(en millions de $ CA)
197 180 181 157 138 149 163 157 128
T1 T2 T3 T4 T1 T2 T3 T4 T1


Bénéfice (perte) net(te)
(en millions de $ CA)
62 63 57 80 21 87 14 18 (11)
T1 T2 T3 T4 T1 T2 T3 T4 T1


Bénéfice (perte) net(te) par action de base
(en $ CA)
0,33 0,34 0,31 0,43 0,11 0,48 0,08 0,08 (0,05)
T1 T2 T3 T4 T1 T2 T3 T4 T1

2000[2] 2001[2] 2002

Statistiques financières choisies

(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 31 mars	31 décembre[2]	31 mars[2]	Exercice terminé le 31 décembre[2]	
	(non vérifié)				
	2002	2001	2000	2001	2000
Résultats d'exploitation	$	$	$	$	$
Ventes nettes	1 328	1 302	954	4 377	3 598
BAIIA[1]	142	157	138	607	715
Bénéfice d'exploitation	32	64	78	313	476
Charge de financement	52	53	42	167	119
Bénéfice (perte) net(te)	(11)	18	21	140	262
Bénéfice (perte) net(te) par action	(0,05)	0,08	0,11	0,72	1,42
Flux de trésorerie liés à l'exploitation par action	–	1,96	(0,03)	3,80	3,21
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	226,5	222,6	180,3	191,2	182,9
Données du bilan					
Actif total	7 112			7 055	4 235
Dette à long terme	2 950			2 872	973
Avoir des actionnaires	2 416			2 426	1 809
Dette nette aux capitaux totaux	55 %			55 %	36 %
Valeur comptable par action ordinaire	10,43			10,51	9,79
Autres					
Flux de trésorerie liés à l'exploitation	1			727	587
Flux de trésorerie disponibles	(26)			441	345
Rendement de l'avoir des actionnaires (RAA)	(2 %)			7 %	16 %

1 Bénéfice avant les charges de financement, les impôts sur les bénéfices et l'amortissement.

2 Chiffres redressés suite à l'adoption des recommandations comptables modifiées.

Évolution – DTC/P&PF (TSE)
Indice : 1998 = 1


2,0
1,5
1,0
0,5
DTC
P&PF (TSE)
98
99
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01
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Cours de l'action de Domtar


$
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Domtar

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